UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 29, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

China Eastern Airlines Corporation Limited

Corporate Social Responsibility Report 2019

High-quality Development for a Sustainable Future

What does sustainable development mean for China Eastern Airlines?

The aviation transport industry bears an important mission of advancing humanistic exchange, economic and trade exchange, and cultural communication. It also reconstructs individual lifestyle and corporate ecology. The sustainable development of the aviation transport industry needs to balance aviation resources, social needs, environmental factors and economic benefits. How to reduce negative impacts on society and the environment and maximize its positive impacts on sustainability are important challenges that we have been thinking about. We believe that responsible and sustainable operations make more positive contributions to sustainable development and also brings us more innovation opportunities, stronger partnerships and more sustainable growth.

10.4	Feedback	164

1 About the Report

•	Reporting Objectives

This CSR report is the 12th of its kind released by China Eastern Airlines Corporation Limited since 2009. By disclosing the Company’s CSR concepts and practices, it aims to promote better communication and interaction with stakeholders, facilitate the establishment of trust and cooperation based on the same value identification, and foster the sustainable development of the Company and the society.

•	Reporting Period

The contents of this report mainly cover the Company’s management and practice from January 1, 2019 to December 31, 2019. Some data and contents may extend beyond the time scope if necessary.

•	Reporting Cycle

The Report is published annually. The latest report was released in April, 2019.

•	Reporting Scope

The report covers the entire company (including its branches and wholly-owned subsidiaries) and some practices may come from China Eastern Group and the holding subsidiaries.

•	Compilation Conformance

This report was prepared in accordance with Guidelines to the State-owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities issued by State-owned Assets Supervision and Administration Commission of the State Council (SASAC), the Environmental, Social and Governance Reporting Guide(HK-ESG) issued by Hong Kong Exchanges and Clearing Limited, Guidelines on Preparation of CSR Reports and Notice on Further Improvement of Poverty Alleviation Work Performance Disclosure of Listed Companies issued by Shanghai Stock Exchange, GB/T 36001 Guidance on Social Responsibility Reporting, GRI Sustainability Reporting Standards (GRI Standards) issued by the Global Sustainability Standards Board (GSSB), Guidance on Social Responsibility (ISO 26000:2010) issued by International Organization for Standardization (ISO), Guidelines on Corporate Social Responsibility Reporting for Chinese Enterprises (CASS-CSR 4.0) by Chinese Academy of Social Sciences, the 2030 Agenda for Sustainable Development, and supplement guidelines in aviation service industry. With systematic integration of crucial guidelines and standards, the report responds to stakeholders’

expectations and requirements and highlights industrial features and corporate characteristics.

•	Data Source

Relevant information, data and cases were collected from China Eastern, its subsidiaries and branches. All the materials have been reviewed by relevant departments.

•	Reference

To facilitate presentation and reading, “China Eastern Airlines Co., Ltd.” in this report also is referred to as, “China Eastern”, “the Company” and “We”. “China Eastern Air Holding Company” is referred to as “China Eastern Group”. The subsidiary “Shanghai Airlines Co., Ltd.” is referred to as “Shanghai Airlines”. “China United Airlines Co., Ltd.” is referred to as “China United Airlines”. “Eastern Airlines Technology Co., Ltd.” is referred to as “the Technology Company”. “China Eastern Airlines Technology R&D Center Co., Ltd” is referred to as “China Eastern R&D Center”. “Shanghai Airlines Tours International (Group) Co., Ltd.” is referred to as “Shanghai Airlines Tours International”. All branches are referred to as “the name of region + Branch”.

•	Report Access

The Report is available in Chinese and English versions. For any discrepancies between the two versions, the Chinese version shall prevail. The report was released in printed and electronic formats. You can download the electronic report on the website of Shanghai Stock Exchange and the Company’s website (www.ceair.com). If you need a printed report or have any suggestion, please contact us as follows:

Department of Corporate Culture and Brand Management of China Eastern Airlines

Telephone: 021-22331435

Fax: 021-62686883

Address: No.36 Hongxiang 3rd Road, Minhang District, Shanghai, China

Zip Code: 201100

•	Reporting Preparation

2 Message from the Chairman

As the world is undergoing the greatest changes in a century, global governance faces a complicated situation. Multilateralism and economic globalization have been challenged amid the rising trade protectionism and unilateralism. Climate change, inequality and imbalance and other sustainable development challenges grow more intense, with more uncertainties and instabilities. However, the trend of economic globalization is inevitable, and peace and development continue to be the main themes of the times.

The year 2019 witnessed the 70th anniversary of the founding of the People’s Republic of China and it was also a critical year to build a moderately prosperous society in all respects. Facing increasingly intense global challenges, China has firmly stepped up efforts in deepening reform in all areas and accelerated the innovative, green and high-quality development. China Eastern is deeply aware of the importance of reform and development and pursues a development pattern of higher quality, efficiency, equality and sustainability. Throughout the year, China Eastern received the routine inspections from the Central Leading Group for Inspection Work and launched the campaign on the theme of “staying true to our founding mission”, embarking on a new stage for high-quality development in the new era with stronger belief and resolve.

High-quality development is the only way to build a world-class enterprise with global competitiveness. And safety is the most important foundation for a high-quality, efficient and sustainable development. For years, China Eastern has thoroughly implemented the important decisions and deployment of the CPC Central Committee on civil aviation safety, and put safety first and always. In accordance with the highest safety standards, we conducted the strictest safety drills to improve the management of the safety system. In 2019, we operated 988,000 safe flight for 2.394 million hours, ensuring flight safety and air defense security, with the zero serious accident rate of aviation transport for the tenth year. As a response to the major hidden safety hazards of B737MAX, we first grounded B737MAX and suspended the use of the aircraft, which led to global consensus of grounding the B737MAX series fleet. This move fully demonstrated our resolution of zero tolerance for hidden safety hazards, achievements in safety governance system and competency improvement, and the responsibility fulfillment of central state-owned enterprises (SOEs), winning nationwide and worldwide recognition.

In the big trend of global economic integration, aviation transport plays a greater role in promoting global connectivity and economic development. We, with strong sense of responsibility and mission, have been committed to serving the national and even global development. As an air bridge connecting the world, we have stepped up our efforts in building global flight network and a Silk Road in the air. In 2019, we successively launched new routes to Budapest, Yangon, Mandalay and other international destinations. Moreover, we built China Eastern base and put it into operation at Beijing Daxing International Airport (BDIA), making several records such as “the first accredited airline at BDIA”, “the only airline in China engaged in the whole process of test flight”, and “the first airline to switch operations to BDIA and put into operation”. As the satellite hall of Shanghai Pudong International Airport was officially put into operation, China Eastern initiated the operating model of “two hubs with four airports in Beijing and Shanghai” and unveiled a new chapter in serving the Belt and Road Initiative, the coordinated development of the Beijing-Tianjin-Hebei Region, the Yangtze Delta integration, and the construction of Xiong’an New Area. This also provided us with strong momentum for high-quality development.

Benefiting the people with fruits of development and better meeting people’s needs for a better life are the fundamental goals of our high-quality development. We have made unremitting efforts to achieve these goals. We keep promoting supply-side structural reform and building a considerate airline, in order to achieve a high level of dynamic balance between supply and demand, and improve passengers’ sense of safety, achievement and happiness. New technologies, new applications and new forms of business related to AI, big data and Internet of Things emerge as the new round of technological revolution and industrial revolution pace up. To some extent, this accelerates the innovation-driven revolution of aviation industry. In 2019, we launched the integrated service system for smart travel, becoming the world’s first airline to promote the “5G+AI” new technology. We became the first to provide facial recognition check-in service and battery-less luggage tags, and redefined the new standards of smart, scenario-based and convenient aviation service, unlocking unlimited possibilities of smart air travel. As a Shanghai-based airline, we guaranteed aviation transport service for the 2nd China International Import Expo (CIIE). Through the platform, we signed agreements with 14 suppliers from 9 countries and regions. Thus, we have realized “purchasing, flying and serving worldwide”.

In the new era, “green development” has become the common form for pursuing high-quality development. Shouldering the responsibility of ecological protection, we spare no efforts to prevent and control pollution. In 2019, we continued our Battle for Blue Sky by enhancing efforts in energy conservation and emission reduction, with focus on the energy consumption reduction per unit of production. We invested nearly RMB 50 billion to introduce more eco-friendly and efficient new planes. At the same time, we improved our energy conservation and consumption reduction administration system. Throughout the year, 195,500 tons of jet fuels were saved, which equals to reducing about 610,000 tons of carbon emissions. We actively fulfilled the responsibility of a central SOE to help win the fight against poverty and provided constant assistance for poverty-stricken areas, striving to achieve “high-quality, high-level and sustainable” effects in poverty alleviation. Apart from more investment and projects, we expand the route network to cover 68 airports in poverty alleviation areas, connecting the radiating poverty-stricken counties with the outside world.“Poverty alleviation through aviation support” supported the opening up, economic and social development of impoverished areas. In 2019, China Eastern’s fixed-point poverty alleviation counties—Shuangjiang County and Cangyuan County in Yunnan Province, were lifted out of poverty ahead of schedule and nine poverty alleviation villages supported by China Eastern in Shaanxi, Shanxi, Jiangxi, Gansu, Yunnan, Anhui and Jiangsu, etc. were also lifted out of poverty.

In early 2020s, rising to the sudden outbreak of “Coronavirus disease 2019 (COVID-19)”, the Chinese government took the most resolute and forceful measures to effectively prevent it from spreading throughout the world and sparing no efforts to protect Chinese people’s safety and health. Firmly upholding the decisions and deployment of the CPC Central Committee and the State Council, we have always put people’s safety and health first and resolutely taken effective measures to ensure the pandemic prevention and control while promoting work and production resumption, regardless of the difficulties. With a relatively low passenger load factor at this time, we fully guaranteed accessible flights for all domestic routes and some major international routes. Prudent steps were taken to protect the health and safety of our customers and employees during the pandemic. “China Eastern stands by for the call of the motherland.” We were the first in civil aviation industry in China to fly a chartered flight for medical personnel bound for Wuhan. The chartered air freight volume of China Eastern occupied over 40% of the industry. We unblocked a “channel in the air to save lives”, transporting medics and supplies to aid the battle against COVID-19 in Wuhan. Fighting in places where the nation and people most need us is a glorious tradition for China Eastern as a central SOE and also the gene of China Eastern people. While ensuring effective prevention and control, we took scientific and orderly steps to promote work and production resumption and unite social forces to fight against COVID-19, making active contributions to building a community with a shared future for mankind.

Chinese President Xi Jinping highlights sustainable development is the “golden key” to solving global problems. China is now standing at a historical convergence point; the year 2020 is the conclusive year to build a moderately prosperous society in all aspects and a critical year to achieve the two centenary goals. The new journey, new challenges, new revolution, new opportunities and new driving force in 2020 bring new hopes for economic and social development.

Stepping into a new stage of high-quality development in the new era, we will firmly pursue the vision of innovative, coordinated, green, open and shared development in the context of global sustainable development. While advancing the goal of “building a world-class airline and a happy China Eastern”, we will continue our efforts to help build China’s strength in transportation and civil aviation, supporting China to implement the 2030 Agenda for Sustainable Development and contributing more to global sustainable development.

Liu Shaoyong

Chairman

China Eastern Airlines Corporation Limited

March 11, 2020

3 About China Eastern

3.1 Company Profile

Headquartered in Shanghai, China Eastern Airlines Corporation Limited (hereafter referred to as China Eastern) is one of the three state-owned backbone airlines of China. Originating from the first civil aviation squadron established in Shanghai in January 1957, it is the first Chinese airline to be listed in New York, Hong Kong and Shanghai. With 62 years of development, it has ranked top 10 among global airlines. Currently, it operates a fleet of over 730 aircraft with an average of 6.4 service years, which is one of the youngest fleets in major airlines worldwide. Moreover, it boasts the largest-scale in-flight Wi-Fi wide-bodied fleet with leading commercial and technical models in China.

During recent years, China Eastern has taken deepening comprehensive reform as the main task. Led by international and internet-based development, we focused on transformation and development, brand building and capability enhancement for leapfrog development, and realized a “Golden Decade (2009-2018)” for China Eastern’s development. We are committed to pursuing the vision of “building a world-class airline and a happy China Eastern”, and have sped up the transformation from a traditional air carrier to a modern air service integrator. Currently, we have four hubs in China, namely Shanghai, Beijing, Xi’an and Kunming. The scope of our businesses in China cover all airports at municipalities and provincial capitals as well as those with above 10-million-passenger turnover. At present, we operate 109 outlets (46 domestic and 63 overseas) across the globe. Relying on the SkyTeam Airline Alliance, we have established an aviation transport network covering 1,150 destinations in 175 countries and regions. The annual passenger turnover of China Eastern exceeds more than 130 million, ranking top 10 among global airlines. China Eastern has always provided global travelers and customers with quality and convenient aviation transport and extended services.

Focusing on providing high-quality aviation transport service, China Eastern is committed to becoming a smart air travel service supplier that pursues internationalized and internet-based development. It has won “Flight Safety Diamond Award” —the highest flight safety award in China, rated as Top 50 Most Valuable Chinese Brands by the world’s famous brand rating agency—WPP for eight consecutive years and Global Top 500 Most Valuable Brands by the UK’s brand rating agency—Brand Finance for four consecutive years. Additionally, China Eastern has received awards at home and abroad for operating quality, service experience, and social responsibility fulfillment, etc.

Fleet structure in 2019

Aircraft Model	2019	2018	2017
B777 series	20	20	20
B787 series	10	4	0
A350 series	7	2	0
A330 series	56	57	58
A320 series	328	307	291
B737 series	302	290	254
B767	0	0	4
Business aircraft	15	12	10

Total	738	692	637

Note: The data of freight aircrafts of China Eastern Group’s subsidiaries are excluded.

3.2 Corporate Strategy

Adopting the new development vision, China Eastern has advanced the development plan of “1232”, that is, regarding comprehensively deepening reform as the main task, focusing on internationalized and internet-based development, and setting transformation and development, band building and capability improvement as the three guarantees to realize the vision of “building a world-class airline and a happy China Eastern”. In 2019, as China’s economy progressed into high-quality development from the rapid growth, China Eastern embarked on a new stage of high-quality development in the new era based on the new achievements of the “Golden Decade”, with the strategic goal of building a world-class enterprise with global competitiveness.

Connotations of China Eastern’s High-quality Development

3.3 Corporate Governance

China Eastern has continuously improved corporate governance structure in strict accordance with the listing rules in China and overseas and related laws and regulations. In 2019, in line with Code of Corporate Governance for Listed Companies and Guidelines for Articles of Association of Listed Companies (2019 Revision), the Company systematically revised the Articles of Association, Rules of the General Meeting of Shareholders, Rules of Deliberation of the Board of Supervisors, rules of deliberation of specialized committees of the Board of Directors and other important regulations. The Company took orderly steps to promote the elections of the Board of Directors and the Board of Supervisors.

The Board of Directors attaches great importance to ESG administration. In 2019, the Aviation Safety and Environment Committee was set up for implementing national laws and regulations on aviation safety and environmental protection, conducting inspections and supervision over the Company’s aviation safety work, researching, reviewing and proposing advice on the Company’s aviation safety work plans, major safety issues as well as major environmental issues related to aviation carbon emissions at home and abroad, and supervising the implementation of related advice. The Audit and Risk Management Committee is responsible for inspecting and supervising the Company’s financial reporting, risk management as well as internal control, internal legal system building, inspecting and evaluating the Company’s overall risk management (especially risk management and control systems for major decisions, events and businesses), and supervising the implementation of these systems.

In 2019, the Company held 14 meetings of the Board of Directors, including five Board meetings; two shareholder meetings, and 22 meetings of specialized committees. In order to further improve corporate governance and enhance duty fulfillment of directors, supervisors and senior executives, China Eastern organized independent directors to conduct five field researches at home and abroad, including in China Eastern base at BDIA, China United Airlines, China Eastern R&D Center, etc. Directors, supervisors and senior executives were organized to attend 22 trainings of duty fulfillment for listed companies.

Board of directors and core management

Name	Position
Liu Shaoyong	Chairman, Party Secretary

Li Yangmin	Vice Chairman, General Manager, Vice Party Secretary

Tang Bing	Director, Vice Party Secretary

Wang Junjin	Director

Lin Wanli	Independent Director

Shao Ruiqing	Independent Director

Cai Hongping	Independent Director

Dong Xuebo	Independent Director

Yuan Jun	Worker Director

…

Corporate Governance Framework

Organizational Framework

中国东方航空股份有限公司    China Eastern Airlines

办公室    General Office

董事会办公室 Board Office

人力资源部 Human Resources Department

财务会计部 Accounting Department

规划发展部 Planning and Development Department

法律合规部 Legal Compliance Department

全面深化改革委员会办公室 The Leading Group Office of Comprehensively Deepening Reform

安全监察部 Safety Supervision Department

运行管理部 Operation Management Department

飞行技术管理部 Flight Technology Management Department

机务工程部 Maintenance Engineering Department

审计部 Auditing Department

保卫部 Security Department

党委组织部（统战部）Party Work Department (United Front Work Department)

党委宣传部（企业文化与品牌管理部）

Party Publicity Department (Corporate Culture and Brand Management Department)

纪委办公室 Commission of Discipline Inspection Office

党委巡查工作办公室 Party Committee Inspection Office

群团工作部 Labor Union Office

机关党委 Party Committee Office

机关纪委 Discipline Inspection Office

子公司 Subsidiaries

上海航空有限公司 Shanghai Airlines Co., Ltd.

东方航空云南分公司 China Eastern Airlines Yunnan Co., Ltd.

中国东方航空江苏有限公司 China Eastern Airlines Jiangsu Co., Ltd.

东方航空技术有限公司 Eastern Airlines Technology Co., Ltd.

中国东方航空武汉有限责任公司 China Eastern Airlines Wuhan Co., Ltd.

中国联合航空有限责任公司 China United Airlines Co., Ltd.

东航技术应用研发中心有限公司 China Eastern Airlines Technology R&D Center Co., Ltd

一二三航空有限公司OTT Airlines Co., Ltd.

分公司 Branches

西北分公司 Northwest Branch

北京分公司 Beijing Branch

山东分公司 Shandong Branch

安徽分公司 Anhui Branch

江西分公司 Jiangxi Branch

山西分公司 Shanxi Branch

浙江分公司 Zhejiang Branch

甘肃分公司 Gansu Branch

四川分公司 Sichuan Branch

广东分公司 Guangdong Branch

业务单位 Business units

上海飞行部 Shanghai Flight Division

地面服务部 Ground Services Department

运行及客户中心 Operation and Customer Center

商务委员会 Business Committee

销售委员会 Sales Committee

客户委员会 Customer Committee

总值班经理室 Chief-on-duty Manager Office

客舱服务部 Cabin Service Department

空保管理部 Air Security Management Department

信息部 Information Department

综合管理部 Integrated Management Department

虹桥建设指挥部 China Eastern Hongqiao Construction Headquarters

北京大兴国际机场东航基地项目建设指挥部 China Eastern Base Project Construction

Headquarters in Beijing Daxing International Airport

Note: In 2019, Shanghai Airlines Tours International (Group) Co., Ltd., a wholly-owned subsidiary of China Eastern, altered its ownership structure as the shareholding ratio of China Eastern was adjusted to 35%. China Eastern Business Jet Co. Ltd., originally wholly-owned by China Eastern, was renamed OTT Airlines Co., Ltd.

3.4 Party Building

In 2019, the Party committee of China Eastern took implementing Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era as the main task, gave full play to Party organizations’ role in leadership and oversight, and incorporated the Party’s leadership into corporate governance, contributing to high-quality corporate development with high-quality Party building.

The Party Committee of China Eastern continued to improve Party building quality and level and transformed the political and organizational advantages of Party organizations into a strong drive of corporate reform and development; underlined the integration of Party building into production and operation and promoted Party building to improve corporate profitability and competitiveness. With these efforts, China Eastern fully fulfilled the mission assigned by the CPC Central Committee and used operational performance and outcomes of reform and development to evaluate effects of Party building.

During routine inspections from the Central Leading Group for Inspection Work and the campaign on the theme of “staying true to our founding mission”, the Party committee of China Eastern integrated the vision for “Big Enterprise, Strong Party Building” with the implementation of the Party building accountability system, so as to form a new pattern of Party building. In response to the 51 problems in four categories detected during special inspections and 20 pieces of advice given by the inspection group, we conducted corresponding rectifications, with a completion rate of 94.8 percent. During the campaign, we held 15 seminars, organized thematic reading classes, and used online resources (developing and operating Party Building Website on PC terminal and Mobile APP, and operating China Eastern Party Building Account on WeChat) to encourage Party members and officials to study and implement Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era, ensuring that the Company is reforming and developing towards a right political direction.

The Party committee of China Eastern combines Party building at grassroots with production and operation and ensures primary-level CPC organizations play a leading role. In 2019, the “Blue Sky Party Group” organized 183 exchange meetings and cumulatively 1,980 crew members participated in the activity. The “Blue Sky Party Group” project received the first prize of

Outstanding Research Projects by Central SOEs Party Building and Ideological Work Research Institute and was included in the collection of excellent cases of primary-level Party organization secretaries’ practices. Moreover, we continuously enhanced the team building of officials and issued the Opinions on Further Motivating Officials to Fulfill Responsibility in a New Era to firmly advance full and rigorous governance over the Party.

3.5 Anti-corruption

China Eastern earnestly implements the requirements of improving Party conduct and clean governance and anti-corruption of central SOEs. Based on the opinions of the Central Leading Group for Inspection Work (CLGIW) on special inspections of China Eastern and the actual situation of China Eastern, we formulated the Work Plan of Discipline Inspection Group for Making Rectifications and Enhancing Supervision based on the Opinions of the 13th CLGIW on Special Inspections of China Eastern, the Work Plan of Discipline Inspection Group for Implementing Rectifications based on the Opinions of the 13th CLGIW on Special Inspections of China Eastern, and the Work Priorities of Promoting and Supervising Internal Inspections and Rectifications in 2019, which stupilated the inspection and rectification supervision should be integrated into daily supervision work scope, and proposed to promote the Party conduct and clean governance and anti-corruption work by means of investigation, circular, spot check, undercover interview and discipline inspection advice. At the same time, we established the working group for Party conduct, clean governance and anti-corruption led by the head of Discipline Inspection Group, so as to promote exchange of supervision resources and enhance anti-corruption efforts.

Measures for Anti-corruption

3.6 Investor Relations Management

In strict accordance with the regulatory requirements for listed companies, China Eastern fulfills its responsibilities of information disclosure and continuously improves the disclosure quality. In 2019, the Company further enhanced basic administration and organized the document compilation of regulatory laws and regulations on state-owned capital and operation of listed companies as well as internal rules and regulations. Moreover, the Company systematically sorted out related party transactions for the period 2020-2022, corresponding decision-making and announcement procedures. According to the regulatory rules of New York, Hong Kong and Shanghai Stock Exchanges, the Company issued 103 reports, including the annual report, interim report, as well as announcement documents of major capital projects, aircraft purchase right transfer and daily related party transactions, etc. in 2019.

In 2019, the Company also enhanced market value management. We held the first meeting of Market Value Management Committee where the detailed working rules of market value management committee, work scheme for market value management and the 2019 work plan for market value management were reviewed and approved. Regarding private placement of shares, we coordinated market value management and investor relations management. To enhance communication with professional investment institutions and investors at home and abroad and improve investor relations management, we held two teleconferences for domestic and overseas analysts, organized four overseas roadshows, talked with 70 institutional investors, and received 146 investment banking analysts and institutional investors in 20 batches for research and exchange; we attended 26 strategy meetings of security companies, and had effective communication with investors on Shanghai Securities E-info Platform (sns.sseinfo.com). All the endeavors have improved our corporate image in the capital market.

3.7 Compliance Management

Legal compliance is the cornerstone for a company to achieve stable and healthy operation. China Eastern has firmly observed business ethics and steadily advanced the building of a law-based China Eastern to ensure legal compliance. In accordance with the working rules of the SASAC for the decision-making system of the Four Major Issues (major issues, major officials appointment, major project arrangements, and use of large-volume capital), the Company formulated the Interim Regulations of China Eastern on Legal Review of Decision-making of the Four Major Issues, and revised the Implementation Plan for Comprehensively Promoting the Law-based China Eastern

(2019 revision), Measures for the Administration of Legal Dispute Cases, Interim Measures for Assessment of Law-based Governance and other systems, so as to enhance top-level design of legal compliance.

In order to better serve the internationalization strategy, China Eastern strictly follows Chinese laws and regulations, and laws and regulations of relevant countries and regions on anti-monopoly and anti-unfair competition to enhance overseas compliance management for maintaining stable and orderly market order and environment. Meanwhile, China Eastern continues to enhance administration of contracts and lawsuit disputes to protect its legal rights and interests. In 2019, the contract fulfillment ratio reached 100%; no lawsuit dispute over monopoly and unfair competition occurred.

3.8 Technological Innovation

China Eastern pays great attention to promoting the high-quality development through technological innovation. In 2019, we organized trainings based on R&D plans and promoted R&D with the drive of business operation. Through building a R&D innovation platform, we endeavored to improve R&D innovation efficiency and speed up the transformation of technological outcomes.

•	Establishing the scientific research management system

In 2019, China Eastern issued the regulations and implementation rules for research projects of the R&D Center; established the review committee for high-value projects and approved five projects of this kind; the Company also enhanced intellectual property protection and management; obtained three software copyrights and one registered trademark, and applied two invention patents and one registered work.

•	Enhancing independent innovation

China Eastern continues to advance the application of big data technology. China Eastern Safety Analysis Platform (MSAP) has effectively improved data security and shaken off the dependence of aviation big data on foreign analysis software; the Company persists in the deep integration of innovation and business development, and launched the first online English language learning platform for flight attendants.

•	Promoting the transformation of technological outcomes

China Eastern has completed the development of application of eight special airport scenario databases; adopted low-cost aviation material alternatives and maintenance & repair projects; and

accomplished the analyses of 13 research projects including the Analysis on Risks of Tail Strike during Takeoff. In response to two Boeing 737MAX crashes, the Analysis Report on the Aircraft’s Abnormal Big Angle of Attack studies the flight data of different aircrafts operated by China Eastern to analyze the causes behind it. The report provided data evidence for China Eastern’s unprecedented decision on suspending Boeing 737MAX aircraft before Boeing adopted follow-up measures and disclosed the causes of the crashes.

3.9 Risk Control

China Eastern highly values comprehensive risk control and spares no efforts to prevent and tackle major risks, improve its capability, which is a solid guarantee for building a world-class enterprise with global competitiveness in a faster pace. In accordance of the SASAC’s Notification on 2019 Task of Central State-owned Enterprises for Comprehensive Risk Control, and the Notification on 2019 Task of China Eastern Group for Comprehens ive Risk Control, we conducted risk evaluation for Year 2019, and identified five major risks based on two dimensions: possibility of risk occurrence and the estimated risk impact. The five major risks: safety operation risk, business operation risk, cyber information security risk, legal compliance risk and major project management risk were identified. Furthermore, we formulated a chart for major risks and took targeted measures to constantly improve risk resistance ability and safeguard the stable and robust development.

Risk Control Measures

3.10 Informatization

China Eastern is committed to being a smart air travel company that provides informatized, digital and internet-based services. We have established the informatization work mechanism and organizational management system, improved information infrastructure, and promoted the integration of information technology and corporate operation. With these efforts, the cybersecurity protection capability and informatization-driven innovation and development capability has been enhanced, facilitating the Company to achieve a high-quality development.

While promoting informatization, we value the role of innovation. We pay attention to Intellectual property and patent protection, nurture culture for innovation, and continuously enhance our innovation capability in a fair internal competition environment. Since applying emerging technologies into production in November 2018, we have launched independent R&D projects including “Dong Dong” third-generation robot, China Eastern Smart Customer Service, AI Competence Platform, AI Flight Receipt and Invoice Verification, etc. In 2019, our Information Department accomplished 48 system certifications of software copyright, with 21 systems under certification.

3.11 Flighting COVID-19, China Eastern in Action

As of March 25, 2020, China Eastern has operated 154 chartered flights for COVID-19 fight, transporting 15,937 medical personnel and 3,634.54 tons of pandemic prevention and control materials; the controlling shareholder China Eastern Group donated RMB 10 million for the prevention and control of the pandemic.

•

On the Spring Festival Eve January 24, China Eastern operated the first chartered flight to aid the fight against the COVID-19 pandemic in Hubei, transporting the first group of 136 medical personnel from Shanghai to Wuhan.

•	On January 26, China Eastern operated the non-stop chartered freight flight to transport 3.16 million respirators from abroad to Wuhan.

•	On January 28, China Eastern launched a green channel to guarantee the transport of overseas pandemic prevention materials.

•	On January 28, China Eastern operated four chartered flights to transport medical personnel from four cities to aid the fight against COVID-19 in Wuhan.

•	On January 30, China Eastern collaborated with Alibaba to build a non-stop channel facilitating “global procurement of anti-pandemic medical materials + global transport support”.

•	On January 31, the leaders of China Eastern expressed their caring, solicitude and support for front-line on-duty employees and quarantined employees in affected areas.

•

On February 5, China Eastern was the first to transform the passenger health information reporting from the offline model to the online model—“Cloud Information Reporting”, which improves transport efficiency and prevents COVID-19 infection risks. The practice has been promoted in the entire industry.

•	On February 9, China Eastern operated 18 chartered flights to transport 2,146 medical personnel from six cities to aid the fight against COVID-19 pandemic in Wuhan.

•	China Eastern sent chartered flights to fetch the Hubei travelers stranded in Ho Chi Minh City, Singapore and Bali Island .

•	On February 13, China Eastern operated seven chartered flights departing from Shanghai to transport medical teams in Xuzhou, Yangzhou and Hefei to Wuhan.

•	On February 17, China Eastern Group donated four million medical protective gloves to Shanghai.

•	On February 21, China Eastern operated the first chartered flight for work resumption, transporting 142 people from Xingyi, Guizhou to Ningbo.

•	On February 24, China Eastern operated the maiden “Shanghai Chartered Flight for Work Resumption” to support work and production resumption in the city.

•	On February 26, OTT Airlines resumed flights after considering the needs of COVID-19 prevention and control and the economic and social development.

•	On March 9, China Eastern sent chartered freight flights from Shanghai to transport nearly 70 tons of materials to Karachi to aid local fight against locust plague and COVID-19 pandemic.

•	On March 12, China Eastern operated the first chartered flight to transport the 9-person medical team and COVID-19 prevention materials to Rome.

•	On March 18 and March 25, China Eastern sent the second and the third chartered flights to transport medical teams and materials to Milan.

•	Since March 17, China Eastern has sent several chartered flights to fetch the “Warriors in White” who aided overseas COVID-19 fight.

4 At-A-Glance 2019

4.1 Highlights

4.1.1 Spotlight: Contributing to a better future with BDIA

On September 25, 2019, Beijing Daxing International Airport (BDIA) was officially put into operation. As a Shanghai-based airline, China Eastern participated in and witnessed the whole process of BDIA construction. With these solid work efforts, China Eastern sent wishes to our motherland to celebrate the 70th founding anniversary of the People’s Republic of China.

BDIA is a typical exemplar of the practices of socialism with Chinese characteristics for a new era, and a vital portal to demonstrate China’s governance, strength and potentials.Upholding the guidelines of “refined project, model project, safe project, and anti-corruptionproject”, China Eastern implemented the goals of building “a safe, green, smart andhumanistic airport” proposed by Civil Aviation Administration of China (CAAC) and tookscientific and orderly steps to participate in project planning, project construction, operationpreparation, and general aviation operation, etc. The Company had created several recordsof No.1 and won the praise of CAAC for its excellent performance in BDIA construction.

•	The first Shanghai-based airline that received final acceptance of project at BDIA

•	The only Chinese airline engaged in the whole process of test flight at BDIA

•

China United Airlines transferred from Beijing Nanyuan Airport to BDIA, realizing “overnight transfer in seamless coordination”. It is the first airline to operate at BDIA and the only airline serving BDIA before the winter and spring aviation season of 2019.

•	China Eastern launched the integrated service system for smart travel, becoming the world’s first airline to promote new technologies such as 5G and AI. It is the world’s first airline to provide facial recognition check-in service and battery-less luggage tags.

•	China Eastern will become the only airline at BDIA that boasts “one-stop service + economy service + SkyTeam Alliance membership”.

•	China Eastern has a 100-million-passenger turnover both in Shanghai and Beijing.

As an airline based at BDIA, along with other SkyTeam Alliance members, China Eastern strives to build BDIA into a core hub for SkyTeam Alliance in the Asia-Pacific region. The aviation hub in Daxing will connect 1,150 destinations in 175 countries and regions across the globe.

Relying on the new “power source” of BDIA, China Eastern developed a strategic layout connecting two hubs and four major airports in Shanghai and Beijing, and plan for a new upgrade based on technology-driven smart services and airport industry development. In these endeavors, China Eastern aim to build a higher-level global network, serve national strategies such as the coordinated development of the Beijing-Tianjin-Hebei Region and the high-quality development of Yangtze Delta integration, and contribute to the construction of Xiong’an New Area.

4.1.2 Milestones 2019

•	Celebrating the 70th anniversary of the founding of the PRC

China Eastern launched a series of publicity activities on the theme of “Striving towards the New Era as A Pillar Airline”, “Growing up with My Motherland”, and so on. Diverse activity forms such as series clips, cartoons and interactive H5 pages were adopted to eulogize the motherland, promoting the patriotism in the whole society.

•	Discipline inspection and theme campaign

From March to June, China Eastern received the routine inspections from the 13th Central Leading Group for Inspection Work (CLGIW) and launched the campaign on the theme of “staying true to our founding mission”. Through CLGIW discipline inspections and the theme campaign, China Eastern made efforts to boost morale for building a world-class carrier and promote the high-quality development.

•	The first airline to ground B737MAX planes and raise its demand for claims

In March, after judging that B737MAX aircraft had serious hidden risks, China Eastern immediately decided to remove the series of planes from service. It is the first airline in the world to suspend the use of B737MAX aircraft. The move timely prevented China Eastern, Chinese civil aviation and even global civil aviation from suffering serious safety risks. In May, China Eastern officially raised its demand for claims with Boeing, which was the first airline in China to do so.

•	Giving a voice and making extensive exchanges

In March, Liu Shaoyong, Chairman and Party Group Secretary of China Eastern Group, Chairman and Party Secretary of China Eastern, and a member of the National Committee of the Chinese People’s Political Consultative Conference (CPPCC), submitted two proposals at the “Two Sessions” in 2019. The two proposals are “Supporting the Healthy Development of Homemade Passenger Jet Sector, and Improving Its Core Competitiveness” and “Improving the Air Passenger First Aid System”. On May 8, Chairman Liu delivered a speech of “China Eastern’s Development—the Reform of a State-owned Enterprise” at East China Normal University; In November, Chairman Liu attended the Dialogue session on the 2nd China International Import Expo (CIIE) to discuss this topic with domestic and foreign entrepreneurs. Li Yangmin, General Manager and Chairman and Deputy Party Group Secretary of China Eastern Group, General Manager and Deputy Party Secretary of China Eastern, delivered speeches of “How China Eastern Achieve Internationalization and Internetization” and “Improving Core Competitiveness of Central SOEs in Worldwide Competition” respectively on Chinese Civil Aviation Development Forum and “SOE Leaders’ Talk” Symposium. Besides, Li Yangmin attended the Dialogue talk show on CCTV News to share the highlights of China Eastern during BDIA construction.

•	Supporting poverty alleviation

In 2019, China Eastern invested more resources in fixed-point poverty alleviation and achieved much more than expected. Its route network realized full coverage of poverty-stricken areas. Poverty alleviation through aviation support has played a crucial role in GDP growth of impoverished areas. China Eastern invested RMB 18.2517 million in poverty alleviation, and helped lift the fixed-point poverty-alleviation counties—Shuangjiang County and Cangyuan County—out of poverty in the end of April.

•	The world’s largest independent satellite hall

On September 16, the world’s largest independent satellite hall—Shanghai Pudong International Airport Satellite Hall was officially put into operation. As the largest Shanghai-based airline, China Eastern was deeply engaged the design and construction of the satellite hall, including overall planning, infrastructure construction, process design, technological application, and other links. China Eastern is the first to park at the satellite hall’s parking lot and operate the first flight departing from there, symbolizing that China Eastern has initiated the new operation model featuring “Terminal 1+Satellite Hall 1”. In future, China Eastern will rely on worldwide route network to provide global travelers with smarter, better and more convenient travel experience, and join hands with related parties to build Shanghai into a world-class aviation hub.

•	A farewell to Beijing Nanyuan Airport and hello to Beijing International Daxing Airport

In September, China’s first and oldest airport—the 109-year-old Beijing Nanyuan Airport was officially closed down. On the day of Beijing Nanyuan Airport’s shutdown, China United Airlines transferred to BIDA and operated its first flight from Daxing, becoming the first airline in China to settle and operate at BIDA.

•	Purchasing, flying and serving worldwide

In November, China Eastern provided quality aviation transport service for the 2nd CIIE. It played an important role in guaranteeing chartered flights, passenger service, exhibit transport, and volunteer service. On the expo, the Company received 14 orders. The image of a central SOE, characterized by “flying, purchasing and serving worldwide”, was fully displayed. China Eastern’s distinctive vision and corporate practice manifested China’s opportunities and efforts to build an open world economy through cooperation, with innovation and for mutual benefits.

•	Building a Silk Road in the air

In 2019, China Eastern actively engaged in the development along the Belt and Road and created new achievements in building a Silk Road in the air. In March, the A350-900 wide-bodied passenger jet had its inaugural flight from Shanghai to Rome; in June, the first non-stop route bound for Hungary opened; in December, two new routes were added to the existing route network of China Eastern, namely, the Shanghai Pudong-Chengdu-Budapest route and the Shanghai Pudong-Xi’an-Budapest route.

•	Pursuing win-win cooperation with innovation and reform

In 2019, China Eastern reached strategic cooperation with several units and made significant progress in deepening SOE mixed-ownership reform. In March, we reached an agreement with Greenland Group on the shareholding ratio of Shanghai Airlines Tours International. In September, we accomplished the cross-shareholding with JuneYao Group; both parties agreed that either party shall be the other party’s strategic shareholder and the capital for mutual cooperation exceeded RMB 13 billion. The cross-shareholding case has become an exemplar for the integrated development of state-owned capital and non-state-owned capital. In October, we signed a memorandum of cooperation with three world-class airlines -Air France, KLM Airlines and Virgin Atlantic- on advancing airline joint venture.

•	Providing aviation support to save lives

In 2019, China Eastern firmly upheld the philosophy of “putting life first and foremost” and took actions to save lives through aviation support. On February 13, we sent an emergency flight to transport a seriously ill two-day newborn baby to Xi’an Children’s Hospital for medical treatment. In March and in July, we conducted two diversion landings by dumping oil in the air for the emergency treatment of ill passengers; this was widely reported by the media including CCTV Face-to-Face, winning unanimous praise from the public. On November 26, all units of China Eastern collaborated to open “green channels” to guarantee the timely delivery of donated human organs. On December 24, the 3,200-kilometer flight to deliver lifesaving human organs was successfully concluded.

•	Receiving honors for excellent performance

In December, China Eastern was awarded Top 100 China Brands, Top 20 Chinese Enterprises with Best Image Overseas (No.1 in transportation sector), and other honors. The Company was also included in the list of Cross-culture Communication Pilot Enterprises by the CPC Publicity Department and the SASAC. These honors are the best proof of China Eastern’s efforts and social recognition of our excellent performance, and will further boost our brand value growth and accumulation.

4.2 Our CSR Performance

Operating revenue (RMB billion)
101.721
114.930
120.860
2017
2018
2019

Total profts (RMB billion)
8.620
3.867
4.302
2017
2018
2019

Safe flight hours (10,000 hours)
211.1
220.6
239.4
2017
2018
2019

Aircraft incident rate per ten thousand hours
0.052
0.018
0.041
2017
2018
2019

Fuel consumption per ton/km
(ton/10,000 km)
2.3057
2.2144
2.1506
2017
2018
2019

Carbon dioxide emission per ton/km
(ton/10,000 km)
10.36
10.23
10.01
2017
2018
2019

外部认可与荣誉 Recognition and Honors

奖项名称 Award	颁奖机构 Issuer
全球品牌价值500强（连续4年） Top 500 Most Valuable Global Brands (for four consecutive years)	英国Brand Finance Brand Finance (a UK-based international brand rating agency)

“中国企业海外形象20强”（交通运输行业第一） Top 20 Chinese Enterprises with Best Image Overseas (No.1 in transportation sector)	中国报道杂志社、当代中国与世界研究院和国际知名调查机构凯度 China Report, Academy of Contemporary China and World Studies, Kantar

“中国出海品牌50强”第15位 Top 50 Chinese Global Brand Builders(No. 15)	全球品牌传播集团WPP WPP (an global brand communication group)

“最具价值中国品牌前50强”（连续8年） Top 50 Most Valuable Chinese Brands (for eight consecutive years)	全球品牌传播集团WPP WPP (an global brand communication group)

2019年中国品牌强国盛典榜样100品牌 2019 Top 100 China Brands	中央广播电视总台 CCTV

“出海者——中国企业海外形象建设优秀案例”	国家外文局 China Foreign Languages Publishing

Outstanding Cases of Chinese Enterprise Global Image	Administration

2018年度中央企业经典品牌故事 （微电影《心跳》和MU往事H5） 2018 Central SOEs Brand Stories (Microfilm Heartbeat, MU Stories in H5 version)	国资委 SASAC

“大国顶梁柱 阔步新时代”中央企业优秀形象宣传片之最佳故事片、最佳剪辑宣传片和最佳Vlog

Best Story Video Prize, Best Edited Publicity Film Prize and Best Vlog Prize of Central SOEs’ Outstanding Image Publicity Works Award (“Striving towards the New Era as A Pillar Airline”)

国资委 SASAC

2019年度中央企业最具影响力新媒体账号、中国企业最具影响力新媒体账号、中央企业最具影响力短视频账号 2019 Influence Excellence Award for Central SOEs’ New Media Accounts, Influence Excellence Award for Chinese Enterprises’	国资委新闻中心 News Center of SASAC

New Media Accounts, Influence Excellence Award for Central SOEs’ Short Video Accounts

“中国梦 劳动美” 第六届全国职工微影视大赛金奖 Golden Award of the 6th “Chinese Dream, Beautiful Snapshot” National Staff Microfilm Competition	中华全国总工会 All-China Federation of Trade Unions

第二十五届全国企业管理现代化创新成果一等奖（东航国际直销支付风险管理项目）

First Prize of the 25th National Enterprises Management Modernization Innovation Achievement (China Eastern International Direct Sales and Payment Risk Management Project)

全国企业管理现代化创新成果审定委员会 National Enterprises Management Modernization Innovation Achievement Review Commission

第二届全国民航青年志愿服务项目大赛第一名 First Prize of the 2nd National Civil Aviation Youth Voluntary Service Project Competition	全国民航团委 National Civil Aviation Trade Union

第26届中国国际广告节影视广告银奖（宣传片《为爱飞翔》） Silver Prize for TV Advertisements of the 26th	中国广告协会 China Advertising Association

China International Advertising Festival (Publicity film: Flying for Love)

最佳中国航空公司（连续5年） Best Airlines in China 2019 (for five consecutive years)	TTG China

2019年度中国创新领军企业 2019 Leading Innovation Enterprises in China	中国经济传媒协会 China Economy Communication Association

2019上市公司“金质量•公司治理奖” 2019 Listed Companies “Quality·Corporate Governance”	上海证券报 Shanghai Securities News

金蜜蜂2019优秀企业社会责任报告·社区责任信息披露奖 GoldenBee Excellent CSR Report 2019 ·Social Contribution Disclosure Award	可持续发展经济导刊 China Sustainability Tribune

2019“金责奖”最佳环境(E)责任奖 Best Environmental Protection Practice Prize of 2019 Golden Responsibility Award	新浪财经 Sina Finance

民航新闻传播·最具影响力奖	中国民航宣传教育中心、中国民航报社

Civil Aviation News Communication·Influence Excellence Award	China Civil Aviation Publicity and Education Center, CAAC News

第十三届党员教育电视片观摩交流二等奖 Second Prize of the 13th Party Members Education TV Programs Selection	上海市委组织部 Organization Department of CPC Shanghai Municipal Committee

机场运行沙盘系统成果入围“世界互联网大会”成果发布手册 The Achievement of Airport Operation Sandbox System included in WIC Achievements Brochure	国家互联网信息办公室、浙江省人民政府主办第六届世界互联网大会 The 6th World Internet Conference (WIC) organized by Cyberspace Administration of China and the People’s Government of Zhejiang Province

中央企业优秀形象宣传片网络展播系列活动——“最佳剪辑宣传片”“最佳故事片”“最佳摄影视频日志”奖 Best Edited Publicity Film Prize, Best Story Video Prize and Best Vlog Prize of Central SOEs’ Outstanding Image Publicity Works Award	人民网 People.cn

国际ARC年报评选——“年报封面金奖”“内文设计荣誉奖”“传统年报铜奖”	美国传媒专业联盟(LACP) League of American Communications

International ARC Award Honoring Excellence in Annual Reports—Golden Prize for Annual Report Cover, Outstanding Prize for Content Design, Bronze Prize for Traditional Annual Reports	Professionals LLC (LACP)

“城市的荣光”微电影金奖 Golden Award of Microfilm “Glorious City”	上海市委宣传部 Publicity Department of CPC Shanghai Municipal Committee

第七届全国品牌故事大赛征文一等奖（“东航那碗面”品牌故事） First Prize of the 7th National Brand Story Essay Competition (China Eastern’s Brand Story—“Dong Noodle”)	中国质量协会 China Association for Quality
2018-2019 年度国家优质工程奖 2018-2019 National Outstanding Projects Award	中国施工企业管理协会 China Association of Construction Enterprise Management

中国项目管理发展二十年（1999-2019 ）·最佳企业实践奖 Best Enterprise Practice Award of China Project Management Development (1999-2019)	中国国际人才交流基金会 China International Talent Exchange Foundation

2018-2019 年度中国最佳客户联络中心 2018-2019 China Best Customer Contact Centers

中国计算机用户协会客户关系管理分会、 CCCS 客户联络中心标准委员会主办的第十七届中国客户联络中心产业大会

Customer Relationship Management Branch of China Computer Users Association, the 17th China Customer Contact Center Industry Conference organized by Customer Contact Center Standard (CCCS) Commission

第十三届党员教育电视片观摩交流二等奖 Second Prize of the 13th Party Members Education TV Programs Selection	上海市委组织部 Organization Department of CPC Shanghai Municipal Committee

“2018 年上海市企业管理现代化创新成果”一等奖（《超大型航空公司过夜基地投资决策与应用实践》）

First Prize of 2018 Shanghai Enterprises Management Modernization Innovation Achievement (Investment Decisions and Application Practices of Super-large Airline Base for Overnight Flights)

上海市企业管理现代化创新成果评审委员会 Shanghai Enterprises Management Modernization Innovation Achievement Review Commission

2019 航空公司“金凤奖”评选“最佳友好关怀奖” TOP10 Top 10 Best Kind and Care Practices of 2019	新浪财经、黑猫投诉、微博航空 Sina Finance, Black Cat, Sina Aviation Blog

“Golden Phoenix Award”

第五届“国企好新闻”三微作品三等奖 Third Prize of the 5th “SOEs News” Microfilm, Microvideo and Micro Cartoon Selection	国资委新闻中心 News Center of SASAC

第四届“五个一百”网络正能量精选：正能量文字作品奖 Inspirational Works Award of the 4th Inspirational Works Selection	国家互联网信息办公室 Cyberspace Administration of China

2018 年度民航创新传播奖 2018 Civil Aviation Communication Innovation Award	航联传播 CARNOC.com

中国年度最佳雇主全国 30 强雇主 Top 30 China Best Employers	智联招聘 Zhaopin.com

2019 中国典范雇主、 2019 人力资源战略典范 2019 China Best Employers, 2019 Best HR Strategies	前程无忧 51job.com

2018 临沧亚洲微电影节二等奖	中国电视艺术家协会

Second Prize of 2018 Lincang Asia Microfilm Festival	China Television Artists Association

第17届中国大学生最佳雇主五十强、中国大学生最佳雇主航空航天行业十强、海外留学生最佳雇主十强

2019 Top 50 Best Employers for China College Students, Top10 Best Employers in Aeronautics and Space Sector for China College Students, Top 10 Best Employers for Overseas Students

58中华英才网 ChinaHR.com

5 Sustainability Management

5.1 Chartered Flights for Sustainability

5.2 Materiality Management

In line with the GRI Standards, and based on the identification and analyses of material topics in 2018, we combined macroeconomic policy trends of global sustainable development in 2019 with our important strategic direction, and distributed questionnaires to key stakeholders for analyzing and modifying material topics. Finally, we identified 20 material topics.

Material Topics	GRI Topics	Progress in 2019	Plan for 2020
Aviation Safety

•  Issued the Implementation Rules for Officials’ Work Safety Accountability to clarify the work safety responsibility of the management at all levels

•  Explored large fleet safety operation management and prevented major safety risks

•  Developed data application platforms such as China Eastern safety analysis platform, and improved the closed-loop flight safety management based on big data

•  Prepared Safety White Paper and a whole set of safety courseware

•  To improve the employee accountability system, safety oversight system, and safety performance indicators

•  To tap the value of big data and improve data analysis and application capability

•  To enhance new technology support for large fleet safety operation

•  To improve the working practices of safe teams

to enhance the safety capability and awareness of staff

Passenger Health and Safety	GRI 416 Customer Health and Safety

•  Fully promoted “SAFE520” safety work

•  Standardized and checked in-flight food package and label

•  Standardized the management of specific safety risks such as air turbulence, and improved safety guarantee capability for the crew and passengers

• To improve the passenger cabin safety system under large fleet operation

Occupational Health and Safety	GRI 403 Occupational Health and Safety

•  Obtained the CAAC R5 operational eligibility certification, optimized the shift schedule of flight crew, and prevented safety risks incurred by fatigue

•  Cultivated more psychological counselor within the Company

•  To intensify pre-flight physical health examination management

•  To hold “Employee Health Station” activity, “EAP Class”, “Sunshine Class”, “Employees’ Mental Cinema”, and other activities

•  To promote the employee health program

Flight Punctuality	GRI 417 Marketing and Labeling

•  Amended the regulations on flight punctuality, optimized performance evaluation indicators, created an atmosphere of “all for flight punctuality”, and improved flight operation quality

•  Improved automated flight node monitoring through IT application

•  Proactively responded to massive delays of flight and efficiently tackled in-flight emergencies

•  To complete the construction of the new-generation operation control system; to complete and put into use the flight recovery module (RM), flight plan module (FPM) and flight explorer (FE).

•  To improve the automated dispatcher work schedule system

•  To build the operation pre-decision making team (SPT) and enhance customer service capability building of operation and customer center (OCC)

Product and Service Innovation	GRI 417 Marketing and Labeling

•  Completed the brand certification of “China Eastern Lingyan” service brand in Shanghai

•  Launched battery-less luggage tags and applied the Radio Frequency Identification (RFID) technology to realize real-time tracking of the transportation status of each piece of luggage

•  Collaboratively developed the self-service check in equipment (facial recognition for boarding pass) with independent IPR

•  Integrated more functions into the China Eastern app to effectively improve passengers’ travel efficiency, and endeavor to provide an one-stop service platform for passengers

•  To improve our ability for new technology application, build a brand new business model, and bring customers smarter travel experience

•  To enlarge membership and promote membership system reform

•  To continue to advance whole-process self-service and information integration and provide customers with an one-stop service platform for passengers

Passenger Experience Improvement

•  Developed the operation quality standards for 8 premium domestic business flights, and established the whole-process flight operation monitoring system

•  Conducted the “Through Check-in” flight program at Shanghai Pudong International Airport and provided passengers with the “one boarding pass and tag through check-in” experience

•  Launched basic economy class and branded fare products and

• To continue to promote the “Boutique Express” program • To continue to conduct the “Through Check-in” flight program • To optimize passenger cabin service and innovatively improve in-flight meals provided more diversified options and targeted services for passengers with different needs

Special Passenger Service	GRI 416 Customer Health and Safety

•  Improved the special passenger access standard, optimized special passenger information transfer process, and enhanced qualification review and skills training of the special passenger service team

•  Launched the first sign language app in China, providing hearing-handicapped passengers with more targeted smart service

•  Fully guaranteed the transport of donated human organs and the service for special passengers, in-flight casualties, and other customer groups with a minor proportion

•  To continue to improve the quality of service for customer groups with a minor proportion and enhance on-site special service guarantee through service standard upgrade and optimization of linkage response mechanism

Customer Privacy Protection	GRI 418 Customer Privacy

•  Published the Regulations of China Eastern on Passenger Information Protection

•  Established the Passenger Information Protection Committee and set up its general office as the functional organization for passenger information protection work

•  Formulated 6 standardized processes for passenger information protection

•  To prepare the company-level manual for passenger information protection work and incorporate it into company-level management procedures

•  To clarify the division of duties and responsibilities of related departments, formulate department-level business processes accordingly, and secure the implementation of six standardized processes of GDPR

•  To enhance efforts in GDPR and training on passenger information protection to further raise the employees’ awareness of passenger information protection

Internationalized Development

•  Developed several international long-distance routes

•  Optimized overseas direct-sales channels and improved internationalized operation and guarantee management

•  Conducted deep research into the international brand communication scheme and improved soft power of internationalized development

•  Signed the memorandum of cooperation with Air France, KLM Airlines and Virgin Atlantic

•  To continue to deepen the cooperation with SkyTeam Alliance and other partners, enhance international route operation, and enlarged code-sharing cooperation

•  To implement the Belt and Road Initiative, actively build the Silk Road in the air, and develop international routes along the Belt and Road

•  To enhance capability building of international operation and guarantee management

Addressing Climate Change	GRI 305 Emissions

•  Improved the development of the energy protection system and established the Leading Group Office of Energy Conservation and Environmental Protection

•  Improved carbon emission data monitoring and management rules

•  To advance the development of the energy and environment management system

•  To continue to implement the measures for lean management of jet fuel saving

•  To review previous achievements and prepare the energy conservation and emission reduction plan during the 14th Five-Year Plan period

Pollution Prevention	GRI 306 Effluents and Waste	• Released the Work Plan for Winning the Battle for a Blue Sky • To continue to implement the measures for lean management of jet fuel saving	• To step up efforts to win the battle for a blue sky

• Conducted training and inspections of energy conservation and environmental protection

Sustainable Resource Utilization	GRI 302 Energy GRI 306 Effluents and Waste

•  Regulated and promoted the use of new energy vehicles (NEVs)

•  Promoted whole-process paperless office based on the information technology application system

•  Implemented in-flight garbage classification

• To explore ways of waste recycling of in-flight supplies

Sustainable Vlue Cain	GRI 308 Supplier Environmental Assessment	• Launched the centralized procurement platform and promoted procurement transparency	• To develop standards and regulations of procurement management and establish the procurement management information platform

Targeted Poverty Alleviation	GRI 413 Local Communities

•  Conducted fixed-point poverty alleviation in Shuangjiang County and Cangyuan County to help lift them out of poverty

•  Continuously facilitated poverty alleviation through educational support, medical support, industrial support and infrastructure construction

•  Conducted poverty-alleviation project auditing

•  Issued the Implementation Rules for Caring Poverty-Alleviation Officials of China Eastern Airlines Corporation Limited

•  To enhance short links, improve industrial development, and intensify efforts in poverty alleviation, so as to ensure rural poor people do not have to worry about food and clothing and have access to compulsory education, basic medical services and safe housing.

• Selected and assigned officials for poverty alleviation

Diversity and Equal Opportunities	GRI 405 Diversity and Equal Opportunity GRI 406 Nondiscrimination

•  Renewed the Special Collective Contracts of China Eastern for Female Employees

•  Continuously conducted activities to care for female employees

•  Continued to recruit employees from minor nationalities in Yunnan, Tibet and other areas

•  To further regulate foreign employees management

•  To continue to recruit employees from minor nationalities

•  To conduct activities to care for female employees, employees from minor nationalities of China, and foreign employees

Conditions of Work and Social Protection	GRI 408 Child Labor GRI 409 Forced or Compulsory Labor

•  Reviewed the Collective Contracts of China Eastern and the Special Collective Contracts of China Eastern for Occupational Safety and Health

•  Formulated the Employee Wellbeing Credit Incentive System

•  To continuously promote the implementation of “Wellbeing Credit” program

•  To formulate the plan of China Eastern wellbeing capability building

•  To innovatively build the employee service system

•  To innovatively develop new measures for protecting employees’ rights and interests

Training and Development	GRI 404 Training and Education

•  Comprehensively amended the Training Management Manual

•  Built the instructor capability model with 5 tiers from primary level to expert level

•  Developed 89 courses in in-flight service, ground service, air defense, operation control, and other majors

•  To accelerate the transformation of achievements of existing training and R&D projects and continuously promote curriculum system optimization

•  To conduct university-enterprise cooperation with external research institutes and first-class universities

•  To enhance informatization and realize standardized, platform-based and

•  Enhanced informatization support for training

•  Established the project management personnel cultivation system and developed the project management mechanism covering primary-level, intermediate and senior management

•  Formulated the 2019 Regulations of China Eastern on Internal Transfers

digital trainings

Special Flight Guarantee	GRI 413 Local Communities

•  Improved the contingency system building

•  Conducted international cooperation and improved overseas operation & coordination, diversion guarantee, and emergency response capability

•  Regulated the special flight service work

•  Guaranteed aviation support for major events

•  Guaranteed aviation support for national defense mobilization

•  Guaranteed aviation support for overseas emergency relief

•  To enhance the deployment of flight service work for major events and holidays of the country

•  To prepare the Dispatcher Contingency Response Manual

•  To continuously guarantee aviation transport for the county’s major events, national defense mobilization, and emergency relief

Integration into Local Cmmunities	GRI 413 Local Communities	• Continuously conducted the “Love in China Eastern” voluntary activity	• To rely on the vast route network and operation hubs to further engage in and promote regional economy and social development

	• Integrated social resources to conduct public welfare activities • Signed the memorandum of cooperation with local governments to further promote local economy	• To continuously optimize the “Love in China Eastern” program mechanism, integrate more quality social resources and extend public welfare vision and actions

Contribution to Industry Development

•  Conducted the industry-university-research cooperation with universities to cultivate more aviation talents

•  Actively engaged in industrial exchange and strategic cooperation

•  Promoted the development of SkyTeam Alliance

•  To deepen the university-enterprise cooperation and promote talents cultivation in the industry

•  To actively engage in industrial exchange and develop more cooperation opportunities

•  To enhance the engagement in SkyTeam Alliance

5.3 Stakeholder Engagement

Highly valuing the stakeholder engagement, we identify and respond to the concerns of stakeholders with a normalized communication and supervision mechanism, and further build a closer relationship with them. At the same time, we focus on key issues concerned by stakeholders and constantly improve management in order to better respond to their expectations.

Engagement
Stakeholders	Main Topics	Communication	Supervision	Response
SASAC	International development Targeted poverty alleviation Community engagement	Working conference Regular report	Business assessment Inspection tour

CAAC	Aviation safety Flight punctuality Improvement of passenger experience Addressing climate change Supporting industrial development	Working conferences Issuance of notices	Supervision and check Operational guidance
Stock exchanges/investors	Operating performance Risk management Compliance management	Company announcements Shareholders’ meetings Performance roadshows	Regular information disclosure Independent directors Auditing system
Local governments	Compliance operation Addressing climate change Prevention and treatment of pollutions Sustainable utilization of Resources Community engagement Targeted poverty alleviation	Routine communications Working conference Government-enterprise partnership	Submission of statistical reports

Customers	Flight punctuality	Membership activities	Customer satisfaction survey

	Product and service innovation Improvement of passenger experience Customer privacy protection Passenger health and safety Special passenger service	Customer hotline Weibo, WeChat online platforms	Customer complaints management

Employees	Occupational health and safety Employee training and development Diversity and equal opportunity Working Conditions and Social Security	Staff congress Online exchanges, seminars Training, competing for positions	Internal supervisors Service satisfaction survey Trade unions

Peers/industry associations	Compliance management Flight punctuality Supporting industrial development	Communication conferences Exchanges among the peers Project cooperation	Social supervision Supervision / review

Dealers	Compliance management	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechanism Auditing/Assurance

Suppliers/other partners	Compliance management Risk management and control Sustainable value chain	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechanism Auditing/Assurance
Communities/ Nonprofit	Prevention and treatment of pollutions	Voluntary services Community project	Social supervision

organizations	Community engagement Targeted poverty alleviation	cooperation

Media	Compliance management Product and service innovation Improvement of passenger experience	Press conference Media interview Interactive new media	Media supervision

6 Safety · Flights from the Oriental

Safety is the cornerstone of the aviation industry. It helps secure social stability and economic development. A higher level of safety contributes to the higher-quality development. At China Eastern, we aspire to become one of the safest airlines. We continuously improve passengers’ sense of safety, gain and happiness, and make them feel safe in every flight operated by China Eastern.

6.1 Securing Aviation Safety

China Eastern always regards safety as our lifeline and pursue development with the vision of “life and safety first”. These endeavors lay a solid safety foundation for our new phase of high-quality development in the new era. In 2019, we secured flight safety and air defense, realizing a stable security situation.

6.1.1 Safety management system

China Eastern aligns itself with the Civil Aviation Law, Civil Aviation Safety Management Regulations and other laws and regulations on aviation safety. Under the guidance of President Xi Jinping on civil aviation safety work, we strictly abide by the safety work guideline “safety first, prevention first, comprehensive management, continuous improvement” to comprehensively improve the safety management system.

In 2019, we issued the Implementation Rules for Officials’ Work Safety Accountability and clarified the responsibility of the management at all levels; we prepared and released the Working Rules of Work Safety Commission to define the major duties and responsibilities of departments in charge of safety work. Besides, in a response to the amended Rules for the Determination of the Operational Eligibility of Large Public Air Transportation Carriers (CCAR-121-R5), China Eastern conducted systematic preparation and obtained the CAAC R5 operational eligibility certification in October 2019.

To strengthen safety oversight and overhaul, we organized special safety inspections, safety management system evaluation, and cross-check operational safety audits among units at all levels. In 2019, we completed operational safety audits of 10 units and 27 terminals, conducted 19 on-site inspections and 16 special inspections.

Key performance:

In 2019

•

•	Total safe flights : 2.394 million hours, up 8.5 % year on year.

•	Safe flights operated : 988,000, up 7% year on year.

•	Serious accident rate of aviation transport for the tenth year : 0

6.1.2 Intensifying risk management

China Eastern steps up efforts in building an operational risk control system. Through the system, risk sources in different operation and development stages are identified and controlled to eliminate hidden hazards of aviation safety.

•	Optimizing large fleet management

In a response to a fast-growing fleet and an increasingly growing volume of flights, China Eastern has established a leading group and a working team of large fleet safety operation management. They develop specific plans and continuously explore more efficient ways to manage a large fleet and mitigate safety risks the large fleet faces.

Measures to Enhance Large Fleet Safety Operation (partial)

•	Pre-flight Alcohol Testing and Fatigue Risk Management

In 2019, China Eastern promoted the full coverage of pre-flight alcohol testing and completed pre-flight alcohol testing for 261,700 (Shanghai-based) crew members. In the meanwhile, local employees were rationally included in the work schedule to save the crew from fatigue and reduce fatigue-caused safety risks.

A Flight Crew Member Conducts Pre-flight Alcohol Testing on the All-in-one Alcohol Testing and Attendance Machine.

Caes:Eliminating major safety hazards and contributing our wisdom to the industry

To tackle the back center of gravity limit of A320NEO aircraft, we held several meetings to discuss and develop the management and control plan. We rebuilt the A320NEO aircraft by equipping the cargo bay with flat steel plates and modified related system parameters, effectively containing safety risks incurred by the back center of gravity. The rebuilding plan was taken as a reference by Airbus to prepare its cargo balancing interim plan for A320NEO aircraft. In this sense, we contributed our wisdom to the industry.

6.1.3 Empowering safety with technology

With the rapid development of information technologies, digital transformation has become one of the greatest trends for airlines to drive their transformation. We tap the value of safety data to make for safe and highly efficient flights, and enhance the support of IT applications to secure aviation safety, which cements the foundation for the airline’s safe development.

•	New Technology for Aviation

The application of new technology for civil aviation secures safe flights in low-visibility weather conditions, e.g., a dense fog, and helps guarantee flight punctuality. We actively arrange test flights for new technology and standards. As a result, the flight operation capability supported by new technology has been enhanced. Moreover, we coordinate with domestic airports to establish operation standards, laying a foundation for expanding the application of new technology in China’s civil aviation.

At BDIA, we operated the test flight of A320 aircraft for low-visibility procedures such as ILS Category III B approach (CATIIIB) and takeoff based on the Head Up Display Runway Visual Range (HUD RVR) of 75-meter low visibility, becoming the first airline in China capable of HUD low-visibility takeoff. The test flight covered several test items of critical importance, laying a solider foundation for us to achieve high-level operation and flight punctuality and ensuring smooth travel for passengers after official operation at BDIA.

Instrument Landing System (ILS)

The Instrument Landing System (ILS) covers Category I (CATI), Category II (CATII) and Category III (CATIII) operations according to different runway visual ranges and decision heights. The highest standard operation CATIII can be further divided into A, B and C subcategories. A category III B approach is a precision approach and landing with no decision height or a decision height lower than 100ft (30m) and a runway visual range less than 700ft (200m), but not less than 150ft (50m).

China Eastern completes the RNP AR at Mount Fuji Shizuoka Airport, becoming the first Chinese civil aviation carrier to obtain an RNP AR approval overseas.

RNP AR

RNP AR stands for Required Navigation Performance Authorization Required. It is the application innovation that Chinese civil aviation has substantially promoted in recent years. RNP AR procedures are developed in the principle that the aircraft is flied along the best flight path repeatedly, which improves operation flexibility and aviation efficiency.

•	Application of Safety Big Data

The airline generates massive data in each flight. How to solicit high-quality and valuable data and enhance data analysis capability are challenges of airlines during digital transformation. We have established a leading group of flight big data application for flight safety management based on flight big data, and enhanced the data application in every business scenario. In 2019, we set up Quick Access Recorder (QAR)1 big data for multi-dimensional analysis parameters, and further enhanced big data analysis ability based on it. The multi-dimensional parameters that could be utilized in analyses increased by 50%.

Closed-loop Flight Operation Safety Management based on Big Data

China Eastern data application platforms in 2019

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China Eastern Safety Analysis Platform (MSAP): We completed the Phase I construction of the flight safety information analysis platform, established over 800 parameters that reflect major performances of the aircraft during the entire flight, and obtained the capability of two-

[1]

QAR (Quick access recorder) data refers to the data of flight parameters recorded by the onboard flight data recorder, which is collected from sensors in different parts of the plane during flight. QAR data is extensively used in routine aircraft maintenance, flight inspection, performance monitoring and flight quality oversight, etc.

dimensional data analysis.

•

The electronic platform of Security Management System (SeMS): The SeMS electronic platform was developed and launched according to the Standards for Building Flight Security Management System (SeMS) of Public Aviation Carriers (Trial) issued by CAAC and Public Security Bureau. The platform aims to promote informatization in full swing and further cement air defense. It was listed as Civil Aviation Security Technology Informatization Achievement by China Civil Airports Association.

•

The new generation load and balance system of China Eastern: The system is characterized by “100% data-based”, “whole-process automation”, and “smart warning”, etc., enabling real-time automatic updates on passenger and luggage data. The system is designed to help improve accuracy of load distribution data, safety guarantee ability and load distribution efficiency.

6.1.4 Improving safety competence

China Eastern values the theoretical learning as well as drills to build a stronger “Three-Leader” team (Captain, Chief Steward and Group Leader). The focus areas include front-line team members, basic knowledge, and essential competence, and it aims to improve safety literacy and competence of the staff. In 2019, more than 37,000 operation personnel and management personnel participated in the training of basic safety knowledge.

Measures to Improve Safety Competence in 2019

Integrated drills at Beijing Daxing International Airport.

Coordinating with Shanghai Airport Authority to conduct special vehicle position drills

The finals of the 1st Civil Aircraft Maintenance & Repair Skills Integrated drills at Beijing Daxing International Airport. Competition held by Jiangsu Branch.

Integrated drills at the S1 Satellite Hall of Beijing Daxing International Airport.

6.1.5 Nurturing safety culture

During working hours, a favorable safety atmosphere helps make people behave safely in a conscious and active manner. China Eastern fosters a safety culture with safety campaigns. Through organizing diverse safety education and exchange activities, we encourage employees to report on safety risks and create a rich safety atmosphere.

In 2019, we set up the Short Message Service (SMS) Information Handling and Evaluation Mechanism for safety management personnel at all levels. Efforts were made to strengthen the analysis application system and enhance safety information management in the front line. Besides, front-line employees were encouraged to actively monitor, voluntarily report and timely respond to safety information. Throughout the year, we received over 23,000 voluntary reports on safety information and 1,325 pieces of information were rewarded.

The 5th Ground Service Safety Forum

Jiangxi Branch holds the safety knowledge contest.

6.2 Safeguarding Passenger Health

Guaranteeing life, health and property safety are passengers’ fundamental needs for aviation transport service. China Eastern always acts in the interests of passengers and takes proactive measures to protect their health and safety.

In 2019, we continuously innovated in the working methods of safety management to enhance our prevention of cabin safety risks. Our “In-flight Medical Experts” program also helped improve the crew’s contingency response ability. While rigorously implementing catering supplier audit and inspection system, we explored ways of whole-process information tracking.

Major Measures to Protect Passengers’ Safety and Health in 2019

“SAFE520” Work Method

Responding to complaint:

On November 20, 2018, we received a passenger’s complaint of foreign objects in the meal on Flight MU2007 (Shanghai-Macao route). After receiving the complaint, we immediately filed for record and investigated the matter according to related regulations. In January 2019, we sent representatives to apologize to the passenger in person, informed rectification efforts, and finally we reached a consensus with the passenger on complaint solution. To avoid such incidents in future, we strictly align with National Food Safety Standards of Onboard Food and other related rules and pay close attention to the quality of onboard food such as cold dishes, fruits and vegetables.

Case: Improving air first aid system to safeguard passenger health and safety

In recent years, in-flight medical emergencies have been on the rise, causing occasional diversions and course reversals. A traditional response is to seek volunteer physicians on board to give first aid. Due to the limits of this approach, sick passengers could hardly receive timely medical treatment.

During the “Two Sessions” in 2019, Liu Shaoyong, Chairman and Party Secretary of China Eastern and a member of the National Committee of the CPPCC, submitted the proposal “Improving air first aid system” and made the following suggestions: enhancing publicity and education to improve people’s safety and health awareness during air travel; enhancing trainings of flight crew to improve in-flight first aid response ability; enlarging the voluntary physician team for air first aid and conducting in-flight remote medical treatment; encouraging sick passengers to seek medical consultation before boarding to reduce air medical emergencies; improving airports’ contingency response ability and intensifying the collaboration between airports and the airlines; establishing the frequent flyer medical information system and providing passengers with whole-process safety service, and so on.

Early in 2017, China Eastern cooperated with Shanghai Volunteer Physician League (SVPL) to launch the “In-flight Medical Experts” program. In 2018, China Eastern published In-Flight First-Aid Handbook, China’s first manual for in-flight first-aid. The Handbook provides detailed handling rules and operation standards for in-flight first aid, which improves in-flight first aid quality and efficiency.

On March 27, a passenger on MU551 (Shanghai-London Route ) suffered a sudden illness. The flight crew immediately determined to implement diversion landing by dumping 39 tons of fuel oil in the air to timely send the passenger to hospital for medical treatment. The flight crew member was interviewed by CCTV Face-to-Face. China Eastern’s quick response to in-flight medical emergency has won unanimous praise from the public.

Key performance:

In 2019

•	39 diversions/course reversals caused by passengers’ accidental injury and illness emergency

6.3 Caring for Employee Health

During the flight, a pilot’s health status may affect flight safety. As a result, the occupational health and safety of the crew is of critical importance to air carriers. Also, ground service activities such as aircraft maintenance and repair could expose employees to health and safety risks. Thus, China Eastern protects employees’ right to health and continuously improves occupational health management.

In 2019, in accordance with the new provisions of CCAR-121-R5 on crew members’ on-duty limits, flight time limitations and rest requirements, we developed the R5 fleet work schedule system. While guaranteeing crew members’ occupational health and safety, the system helped improve the operational efficiency of the flight crew.

Major Occupational Health and Safety Risks and Countermeasures

China Eastern Airlines Yunnan Co., Ltd. sets up the first “psychological consultation room for pilots” in China.

The passenger cabin department organizes the “China Eastern Lingyan Care

Day” to provide volunteer medical service.

7 High Efficiency · Flying across the Globe

High efficiency is an essential element of China Eastern’s highquality development. Higher efficiency means greater returns and better effects. To achieve this goal, we provide global passengers with quality and convenient aviation transport as well as extended service, and join hands with excellent partners to achieve win-win results.

7.1 Guaranteeing Flight Punctuality

Flight punctuality is a key indicator of civil aviation service quality. It is also one of the biggest concerns of passengers. Since the airline’s operation management largely affects flight punctuality, flight punctuality management is a focus of an airline to improve customer service quality.

We earnestly implement the Policies and Measures for Controlling Transport Volume and Adjusting Flight Structure to Improve Flight Punctuality issued by CAAC, and continuously enhances refined operation to improve flight operation quality. In 2019, we amended flight punctuality regulations, optimized performance evaluation indicators, and formulated Flight Punctuality Evaluation Regulations (Version 2019), Rules for Identifying Causes of Unpunctual Flights, Remarks on Flight Punctuality Performance Evaluation in 2019, and other systems, creating an atmosphere of “all for flight punctuality”. With these efforts, we strive to achieve the overall goal of “a flight punctuality rate higher than the average level of civil aviation”.

We proactively respond to massive delays of flight. In 2019, we made yellow-level responseto 81 flight delays and orange-level response to 5 flight delays, and proactively responded to 22 typhoons. In the fight against “Typhoon Lekima”, we made two records—the first airline to take off from and land at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport after the typhoon while ensuring flight safety. Meanwhile, we established the support platform for flight, aircraft maintenance, and dispatcher ground and air service to respond to air emergencies in a highly efficient way. Throughout the year, we operated 137 flights for assistance, realizing quick response to special aircircumstances.

Informatization Measures to Improve Flight Punctuality

Key performance:

Case: “Flight integration” enables passengers to enjoy smoother flight.

As the fleet scale and the number of flights increasingly grow, China Eastern enhances information application ability, and optimizes resource allocation by its “Flight integration” program, which guarantees passengers’ smooth air travel. The program breaks the chunk fragmentation of pilot resources, optimizes the Crew Scheduling System (CECS), and contributes to a smarter and more efficient crew resources allocation system. As a result, it maximally prevents improper resource allocation such as “no crew for the flight” and “no flight for the crew”, and further improves flight punctuality.

7.2 Providing Heartwarming Service

Heartwarming service is an essential requirement for civil aviation, a service-oriented industry.

It is also vital for building China into a strong civil aviation country in the new era. During the internationalization and massification process of civil aviation, airlines play a significant role in meeting people’s new needs for better air travel and promoting the high-quality industrial development. Recognizing this, China Eastern persists in providing heartwarming service for passengers to bring them pleasant travel experiences.

7.2.1 Service quality management

We step up efforts to improve service standards. In 2019, we released the newly amended version of the Service Manual, Standards for Premium Domestic Business Flight Service, Regulations on Advancing Organizational System for Service Quality Management in Branches and Subsidiaries, “Eastern Miles” Experience Card Management Regulations, and other service standard documents, which helped regulate and institutionalize our service standards. Meanwhile, we conducted inspections of service standards implementation through seasonal inspections, special investigations and surveys, etc. With the efforts, closed-loop management of service standards was achieved, covering formulation, implementation, review and institutionalization. We actively aligned with the latest policies on service management. In response to changes of related policies, such as Shanghai’s policy for garbage classification, the European Union’s privacy data protection directive—General Data Protection Regulation (GDPR), Canada’s policy for handling delayed flights, we considered the actual situation of cabin operation and timely developed specific standards and rules for onboard garbage classification, air-ground connectivity, delayed flights handling in North America and Canada. Moreover, we organized corresponding publicity activities and trainings to guarantee high-quality service.

Measures for Improving Service Quality Management

7.2.2 Listening to our customers

Upholding the vision of “Putting clients first with wholehearted service”, we conduct deep research on the industrial situation and customers’ needs, track the data of passengers’ satisfaction degree, and focus on whole-process passenger service encounters to intensify management of service chains, thus effectively improving passengers’ satisfaction degree. Moreover, we have intensified the capability building of our customer service centers with smart customer service program to improve our customer service response efficiency. In 2019, we completed the construction of five overseas hotline centers, enhancing the ability to better serve global customers.

Besides, our service quality inspection center and service inspector teams proactively handle customer complaints in a unified manner. With unified identify, call, standard, verification and promotion, the complaint handling process has been regulated and the complaint handling efficiency has been improved.

Chairman Liu Shaoyong conducts passenger research in Terminal 2 of Shanghai Hongqiao International Airport.

Key performance:

In 2019

•	100% Passenger complaint handling rate:100%.

•	11,664 appreciation letters from passengers received

•	Drop rate of complaints from all channels: 12.1％

•	China Eastern Customer Service Center is awarded “2018-2019 Best Customer Contact Centers in China”.

Case: Responding to customer aspirations and optimizing aviation transport for large-piece musical instruments

In August 2019, a renowned musician was unsatisfied about China Eastern’s seat baggage transport policy. We paid great attention to the complaint. Through surveying the compilation basis of the existing standards and our safety regulations, and making a systematic analysis of the complaint on size standards of seat baggage, we found that several complaints were about the transport of large-piece musical instruments such as cellos, violins and Guzheng (Chinese zither). We invited Shanghai Symphony Orchestra to join our discussions on size standards of seat musical instrument. Moreover, we jointly tested the height limit and placement method of seat musical instruments at a simulated passenger cabin. With follow-up efforts, we actively optimized the service standard and process, and released the new version of service standard for seat musical instruments, winning extensive recognition from passengers.

China Eastern and Shanghai Symphony Orchestra discuss and test the transport standard and process for seat musical instruments.

Stakeholder Comment:

“The safety regulations work well as always. Both safety and improved service are indicators for high-level airlines. China Eastern has done a great job.”

— Netizen “Empty Plastic Bottle (cybername)”

“The airline puts passengers’ cellos in the cloak room. This solution aims to save the passengers from safety risks. This solution also shows China Eastern has paid great attention to the needs of small customer groups. China Eastern’s service is so considerate.”

— Netizen “Yu Quan Quan Er (cybername)”

7.2.3 Diversified and quality service

China Eastern puts passengers’ safety in the first place. In implementing this principle, we provide customers with quality service by tracking passengers’ needs and aligning with the organizational model for large fleet, extensive marketing and a wide range of services.

•	Premium Express Route Service

Premium Express Route Service is a key measure of China Eastern to optimize air travel experience. The service improves the flight punctuality, the rate for using the boarding bridge, and the flight completion rate. In 2019, China Eastern launched the operation quality standards for eight premium domestic business flights and established the whole-process flight operation monitoring system. Through monitoring flight operation quality in a continuous, data-based and visualized way, flight guarantee units are facilitated to figure out how to provide better service and improve flight operation quality.

•	“Through Check-in” Flight

“Through Check-in” Flight is one of the most popular transfer models among passengers. It enables passengers to complete all flight procedures at the departure airport and check baggage through to the final destination, providing more convenience for passengers to transfer for connecting flights. In 2019, China Eastern conducted the “Through Check-in” flight program at Shanghai Pudong International Airport and provided passengers with the “one boarding pass and tag through check-in” service, effectively improving customer satisfaction of flight transfer.

•	Branded Fare Products

To meet passengers’ diversified needs and provide targeted services, China Eastern took the lead to launch basic economy class and branded fare products and had built a brand new product fare system in China. The Company’s branded fare products include four sub-categories of economy class, as well as existing first class and business class products. These products vary in price, refund and rescheduling, upgrading class and free baggage allowance, which better meet passengers’ diversified needs.

•	Optimizing Cabin Service

In 2019, China Eastern issued the New Standards for Cabin Earphones, the Updated Standards for Onboard Catering (Version October 2019), Standards for Business Premier Passenger Service (Version 2019), New Rules for Cabin Sanitation, and other systems. Moreover, China Eastern optimized services in response to passengers’ concerns such as onboard catering standards, onboard earphones and cabin sanitary condition, enabling passengers to enjoy heartwarming cabin service.

Measures to Optimize Cabin Service

China Eastern offers “Children’s Day ” onboard catering for kids.

•	Membership Service

China Eastern continuously improves membership service to meet the need of modern air transport for membership service. We have launched the “Eastern Miles” new membership system improvement program, planning to innovatively build a value-added service ecosystem for our members by integrating system improvement, policy optimization, credit wallet function improvement, membership card-UnionPay binding service and other functions. In 2019, China Eastern had over 42 million flyer members.

7.2.4 Special passenger service

Special passenger service is indispensable to improving air travel service accessibility. China

Eastern provides humanistic and customized service for different types of special passengers and enables them to enjoy air travel convenience and comfort.

In 2019, we amended relevant regulations on special passenger service and timely released them to advance the “Civil aviation service quality improvement” program. Moreover, we optimized special passenger service access standard and information transfer processes, and intensified qualification review and training for special passenger service teams, so as to continuously improve special passenger service ability and quality.

Case: Setting up a green transport channel for donated human organs to save lives

In recent years, the number of donated human organs has grown rapidly. According to the “Report on the Development of China’s Organ Transplantation (2015-2018)”, Chinese citizens donated 6,302 cases in 2018, ranking second in the world. Different organs have different blood-stream steal time limits. Thus, shortening transfer time is of critical importance to ensuring organ transplant quality and safety. Since 2016, we have made efforts to build a welldeveloped air transport service system for donated human organs. This move aims to build a green air transport channel for donated human organs and safeguard every “lifesaving” flight. We have not only become an important organ carrier, but also developed special transport services for Hematopoietic stem cells (HSCs) and portable oxygen concentrators, etc. to safeguard lives and deliver hope.

Milestones of China Eastern Air Transport Service System for Donated Human Organs

Case: Launching the first sign language app in China to provide hearing-handicapped passengers with targeted smart service

Communication has been a problem of hearing-handicapped passenger service. China Eastern actively explores innovative application of smart travel service for special passengers. After knowing passengers’ needs, we made evaluation of special passenger travel service environment and launched the first sign language app of airlines in China, providing a smart option for hearing-handicapped passengers.

At China Eastern love& care counters in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport, personnel can communicate with hearing-handicapped passengers via the sign language app (equipped with simultaneous translation function).

7.3 Intelligent Travel Experience

The digital technology has profoundly altered people’s life and transport. It has inevitably promoted the civil aviation to go digital and grow more networked. Internetization is a focus area for the Company to transform into a modern air service integrator. China Eastern has made continuous efforts to enhance new technology application, build a brand new business model, and bring customers smarter, more convenient and comfortable travel experience.

7.3.1 The first airline in the world to launch the “5G+AI” integrated service system for smart travel

China Eastern has established the smart travel integrated service system at Beijing International Daxing Airport. With the latest technology of 5G and AI, the system provides three-dimensional smart services for passengers in the whole process of air travel, covering whole-process facial recognition services, whole-process information services, and whole-process luggage status tracking solutions. The system redefines the standards for smart,scenario-based and convenient air travel service, unleashing infinite possibilities of smart air travel.

Whole-process facial recognition services

•	Passengers can use facial recognition to buy flight tickets, check in, check luggage, go through security check, and board, etc.

•	For passengers traveling with babies, the system will automatically recognize the ticket of infant passenger after the parent passenger completes facial recognition check-in.

•

The noise-free VIP lounge is equipped with the portable facial recognition device.Via the device, the ground service personnel can quickly and automatically identify passengers and remind passengers of boarding information to prevent them from missing flights.

•

Cabin crew can perform passenger re-inspection, passenger inventory confirmation, seat guidance and other links through the face recognition system of the cabin hatch, which effectively improves the accuracy of service and makes passengers feel the ease and convenience of “smart travel”.

•

China Eastern cooperated with BDIA to launch a smart flight display terminal. Via the terminal, passengers can directly check flight information, boarding gate information, destination weather, as well as the path and estimated time to the boarding gate.

China Eastern launches the “facial recognition check-in machine” to save passengers from showing any ID credential to complete check-in procedure.

Whole-process information services

•

Via the “5G + China Eastern Service Network” system of the China Eastern app, the whole-process service information is provided, covering scenarios such as pre-travel, during-travel, post-travel, and flight changes. The new functions include reminder of estimated time to boarding gate , luggage loading reminder, luggage turntable reminder, unaccompanied children boarding, handover notifications, etc., which save passengers from worries in travel.

China Eastern is the first airline in the world to apply new technologies such as

5G and AR glasses in civil aviation, which enables passengers’ smart travel.

Whole-process luggage status tracking solutions

•

Apart from unveiling the world’s first battery-less luggage tags and the first domestic application of RFID technology to track luggage, China Eastern cooperated with Huawei to develop a 5G luggage tracking solution to visualize the entire process of luggage transport. Passengers can always check the status of their checked luggage on the China Eastern app.

•

After completing self-service check-in via the app, passengers select the luggage check-in option and place the electronic luggage tag close to the mobile phone for data sensing, which can complete the entry of information such as flight number and luggage destination in seconds. After that, passengers go to the counter to activate in order to complete the process of luggage checking.

•	The ground service personnel of China Eastern can quickly check the status of passenger luggage in real time, improve the efficiency of luggage.

7.3.2 Fly-Fi Fleet (In-flight WIFI)

China Eastern has completed the in-flight WIFI operation management project 2.0 upgrade. Through planning air portal reiteration, we step up efforts to upgrade the software and hardware of the entire fleet, further speed up internet surfing, and continuously optimize passengers’ internet experience to meet their need of data connection. As of December 2019, China Eastern had a Fly-Fi fleet of 93 aircraft, including wide-bodied planes. China Eastern continues to rank No. 1 in China and rank top among Asian airlines in terms of WIFI fleet scale, number of WIFI flights and number of in-flight WIFI users.

In 2019

Number of Fly-Fi fleet of aircraft: 93

7.4 Customer Privacy Protection

With the development of mobile internet, airlines and their agents usually have massive passenger privacy information. Protecting customer privacy and information security is the responsibility that airlines and their agents must fulfill. To tackle risks in this regard, China Eastern enhances top-level design of passenger information protection system to fully promote the implementation.

In 2019, China Eastern published the Regulations of China Eastern on Passenger Information Protection. The Regulations clarify the applicable rules for passenger information classification, refine the specific requirements of passenger information handling, passenger information security impact evaluation and security incident response mechanism, and sort out the division of duties between data protection officers and data protection specialists.

China Eastern has established the Passenger Information Protection Committee and set up six standardized processes for passenger information protection. The processes cover the airline’s major scenarios of personal information handling, including data storage limits, rights of data subjects, data leakage reporting, sub-packaging management, data protection impact evaluation, and coordination with regulators.

The overseas direct sales payment channel of China Eastern received the highest level information security certification—Level 1 Certification for PCI-DSS (Payment Card Industry Data Security Standard) of global finance industry.

7.5 Advancing Global Connectivity

The flows of passengers, freight, capital and information carried by civil aviation have an innate internationalized attribute. Civil aviation is an important path for promoting talent communication, economy and trade exchange, and technology transfer. As China comprehensively deepens reform, enlarges opening up scale, and advances the Belt and Road Initiative, civil aviation has achieved a broader space for global cooperation. Moreover, the national goal of building China into a strong civil aviation country provides a clearer direction for the internationalized development of civil aviation industry. In 2019, China Eastern joined hands with global partners to further extend and improve the global route network.

In 2019

China Eastern operated

137 routes along the Belt and Road

covering 40 cities in 18 countries

China Eastern operates the maiden flight of its first Airbus A350-900 aircraft in the 8th year of the route from Shanghai to Rome, building a cultural integration journey along the Belt and Road.

China Eastern launches the non-stop long-haul route from Xi’an to Budapest.

Shanghai Airlines of China Eastern launches the non-stop long-haul route from Shanghai to Budapest.

China Eastern launches the non-stop long-haul route from Chengdu to Budapest.

8 Coordination · An Eco-friendly China Eastern

Coordination is the inherent requirement for high-quality development. The high systematicness and connectivity of aviation industry requires airlines to balance economic development, social justice, ecological environment, and focus on coordinated industrial development, and further contribute to a sustainable ecological chain of aviation industry.

8.1 Operating Low-carbon Flights

Climate change across the globe is closely related to people’s production and living. The environmental impacts and costs incurred by carbon footprints of air travel are also pressing challenges for airlines. China Eastern actively uses informatized and marketized means to manage fuel conservation and emission reduction, and explores ways to improve fuel efficiency, providing greener air travel service for passengers.

•	Improving Environment Management

China Eastern complies with national and local laws and regulations on energy conservation and environmental protection, and implements the national guideline for ecological civilization and the new requirements of green development of civil aviation in the new era. In 2019, we further improved the energy conservation and environmental protection system, and established the leading group and general office of energy conservation and environmental protection to coordinate the work.

Progress of Energy Conservation and Environmental Protection System in 2019

•	Promoting Emission Reduction in Aviation

Carbon dioxide emissions of airlines mainly come from the use of aircraft fuel. In strict accordance with international and domestic regulations on carbon emission reduction of aviation industry, we enhance carbon emission evaluation and management in all links. In 2019, we formulated the Carbon Emission Data Regulations, continued to develop the carbon emission fuel monitoring system, prepared the civil aviation carbon dioxide emission monitoring scheme, and conducted systematic training for subsidiaries.

We took a series of measures on systematic data analyses to improve systematic management and further tap potentials of fuel conservation, including aircraft dispatch and route optimization,

lean management of non-operation fuel consumption, optimization of the percentage of short-haul routes and flights, precision flight planning for controlling usable fuel upon landing, and special optimization programs, etc.

APU alternative:APU is a small power engine in the rear of the plane. Since the APU has a relatively high fuel consumption per power unit and a loud noise, it will cause air pollution to some extent. During airplane parking, the APU is closed and the ground aerobridge facility begins to power, which effectively reduces the plane’s energy consumption.

Measures and Effects of Energy Conservation and Emission Reduction in 2019 (Partial)

We continued to participate in local carbon trade in Shanghai, across the country and in EU. In 2019, we attended the 75th International Air Transport Association (IATA) Annual General Meeting. On the event, we joined discussions on the drafted resolution of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) and expressed our standpoint and needs as a representative of Chinese airlines.

Key performance:

In 2019

•	Investment in energy conservation and emission reduction RMB 745 million

•	Fuel saved 195,500 tons

•	Carbon emissions reduced: 615,800 tons

8.2 Safeguarding Lucid Waters and Blue Sky

Pollution prevention is one of the “three critical battles”, which was proposed at the 19th CPC National Congress. While pursuing development, China Eastern implements the fundamental national policy of resources conservation and environment protection, actively shoulders the social responsibility of green development, and continues to prevent and control air pollution.

Following the guideline of “prevention first”, we have formulated the Regulations on Environmental Protection in accordance with Water Pollution Prevention and Control Law, Atmospheric Pollution Prevention and Control Law, the Work Plan on Implementing the “Three-year Action Plan to Win the Battle for a Blue Sky”, Regulations of Shanghai Municipality on Prevention and Control of Atmospheric Pollution and so on, to ensure responsible departments’ fulfillment of pollution prevention and control responsibility. In 2019, we released the Work Plan for Winning the Battle for a Blue Sky, completed the building of organizational structures and division of work at all levels, and focused on the implementation of the “Oil-to-Electricity” and APU programs to the implement the CAAC’s three year action plan to win the battle for a blue sky.

Major Measures for Pollution Prevention and Control in 2019

Hazardous Wastes Sorting and Treatment

Category	Treatment Method	Performance in 2019
Waste medicine	Carrying out category-based management and storage of medical waste according to the Catalogue of Classifications of Medical Wastes, and sending medical waste to qualified organizations that have signed related agreements with China Eastern for proper treatment regularly	0.17 tons

Waste organic solvents and waste containing organic solvents	Entrusting qualified third-party organizations for harmless treatment	34.56 tons

Waste mineral oil and waste containing mineral oil	of wastes, including incineration and physicochemical treatment	159.30 tons

Oil-water and hydrocarbon-water mixtures or emulsions		35.33 tons

Waste dyes and paints		16.247 tons

Organic resin waste		2.34 tons

Waste containing Hg		1.67 tons

Dispose of electronic waste	Collecting the waste and sending it to suppliers with ISO 14001 (International Environmental Management System Certification) and e-waste treatment qualification to process	1,838.00 pieces (Shanghai area)

Key performance

In 2019

•	Volume of sewage discharge declined by 620 tons compared with the previous year

8.3 Sustainable Utilization of Resources

Increasing the sustainable utilization rate of resources such as energy and airplane offerings, and reducing the consumption of non-renewable resources are effective ways for airlines to improve their environmental performance and balance their short-term demands with long-term development. In compliance with the Environmental Protection Law, Circular Economy Promotion Law, Energy Conservation Law and other related laws and regulations, China Eastern pursues green development with the concept of resource saving and utilization. The Company has formulated the Regulations on Environmental Protection Management and the Regulations on Energy Measuring Management to improve its energy efficiency and promote the sustainable utilization of resources.

Measures for Sustainable Utilization of Resources in 2019

Key performance:

•

As of the end of 2019, China Eastern allocated 536 self-powered vehicles to support ground operation and service at Beijing Daxing International Airport, among which new energy vehicles accounts for 57%. General vehicles were 100% powered by new energy.

Case: China Eastern base at BDIA—a landmark project for sustainability

The green, ecological and smart information indicators were incorporated in design phase and plenty of new eco-friendly materials and energy-saving equipment were applied during the construction of China Eastern base at BDIA. For example, renewable energy heating systems such as ground source heat pump system and roof mounted solar water heating system were applied, 713 charging stations were installed, and a roof area of 24,600 m2 were covered with the distributed photovoltaic power generation system. The core working area, living service area, airplane catering area and ground service area of China Eastern base Phase I were awarded “Beijing Sample for Green and Safe Construction Site”; the core working area was awarded “National Green Construction Demonstration Project in Construction Industry”; the core working area Phase I, the living service area Phase I received the “three-star” design certification for green construction.

Non-hazardous Wastes Sorting and Treatment

Category	Treatment Method	Performance in 2019

Cabin waste	Collecting the waste and sending it to the qualified third-party agency for sorting and recycling	39,331.018 tons

Domestic waste	Collecting and sending it to a qualified third-party agency for unified recycling and treatment	5,474.73 tons

Kitchen waste	Collecting and sending it to the catering company for landfill or incineration	1,302.48 tons

Case: Garbage sorting in cabin—three-color garbage bags help China Eastern sort 30 tons of airplane garbage per day

In July 2019, Shanghai released the Regulations on Domestic Waste Treatment, which set off a public craze for environmental protection. The route network of China Eastern connects over 100 destinations. Every day, more than 30 tons of domestic waste is discharged from flights that land at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport.

Considering this, we have formulated the measures for sorting airplane garbage and distributed three-color garbage bags to the two airports in Shanghai. While ensuring normal flight service, the flight attendants complete garbage sorting in passenger cabin and during the return flight: they put leftovers into the black garbage bag, put empty bottles and empty paper cups into the transparent garbage bag, and put used cotton swabs/band aids and abandoned pesticide containers into the red garbage bag. Finally, the garbage is collected by passenger cabin cleaners.

We have also built and set up garbage sorting facilities, provided garbage sorting training and publicity, and continued to explore ways of garbage reduction, recycling and non-hazardous treatment.

Besides, we actively hold publicity activities of energy conservation and environmental protection. Units at all levels, branches and subsidiaries are mobilized to hold diverse publicity activities to spread the concept of environmental protection, including “Energy Conservation Week” and “Blue Sky Battle”.

In April 2019, China Eastern released the public welfare video “Fly for Love” starred by Hu Ge and the green IP “Mus Green Initiative” to spread the green development initiative to the public. Starting from protecting bar-headed geese (Anser indicus), protecting the source of the Yangze River, and call on all humanity to care for and work on ecological civilization, we aim to protect lucid waters and lush mountains and share a harmonious ecology.

8.4    Sustainable Value Chain

Sustainable development is the common responsibility of all enterprises in the value chain, including China Eastern. With a farsighted vision, China Eastern has built fair and mutually beneficial cooperation relationships. While fulfilling its own responsibility, the Company passes on corporate experience to suppliers, distributors and other partners, and joins hands with them to fulfill duties and share development gains.

•	Supply Chain Management

China Eastern has incorporated the specific CSR requirements into supplier assessment system and management system, formulated and improved relevant regulations such as the Procurement Regulation of China Eastern and Detailed Rule for Procurement of China Eastern, and improved the strict access and assessment mechanism. Moreover, new suppliers are required to sign the Suppliers’ Letter of Commitment to Social Responsibility and Suppliers’ Letter of Commitment to Integrity to notify them of their obligations in respect of environmental protection, public welfare and labor protection.

China Eastern has also embedded the specific CSR requirements into supplier performance evaluation system as indicators. We award extra credits to suppliers who actively fulfill environmental and social responsibility and drive local development, and enhance cooperation with strategic suppliers for common development. In addition, we support the development of small and medium-sized suppliers and provide them with a cooperation platform and management experience while promoting the orderly and benign development of local suppliers. In 2019, we developed and launched the unified procurement platform, and established three working teams for compliance management, information management and unified procurement. Thus, our public disclosure of procurement information improves the efficiency and transparency of procurement, tendering and bidding.

Number of Newly Signed Suppliers in 2019

China United Airlines, And Hebei	Zhejiang	Yunnan	Sichuan	Shanxi	Shandong	Jiangxi	Jiangsu	Gansu	Beijing	Anhui	Shanghai	Guangdong	Wuhan	西北 Northwest
9	31	62	24	51	43	14	36	10	50	28	452	8	37	58

Note: Regional division of China Eastern branches and subsidiaries

•	Distributor Management

China Eastern has formulated and implemented the B2B Website E-ticket Sales Cooperation Agreement and the Passenger Transport Sales Agency Agreement with Domestic Airlines. Provisions on agencies’ responsibilities and duties and breach clause are explicitly written into the agreements. We forbid distributors to make bundle sales of China Eastern products, rigorously monitor agencies’ product authenticity and their performance on China Eastern’s pricing policies, and set up a special team to handle violations of agreement. In 2019, we formulated and released the Regulations and Operation Handbook of China Eastern on Travel Expenses Management Suppliers and the Regulations on Domestic BSP Agencies, in order to intensify and regulate distributor management, and conduct regular inspections.

Key performance:

In 2019

•	3,433 domestic distributors and 11,551 overseas distributors.

9 Sharing · A Happy China Eastern

Sharing is the ultimate goal of the high-quality development. Upholding the people-centric development vision, China Eastern comprehensively promotes targeted poverty alleviation, actively engages in community development, shares development gains with employees, and facilitates industrial development. These efforts have helped our people enjoy the gains of development and better met their aspirations for a better life.

9.1 Targeted Poverty Alleviation

Poverty elimination, improvement of people’s life and common prosperity are essential elements of the socialist world. “No poverty” is the first goal of the UN Sustainable Development Goals (SDGs). To help win the fight against poverty is the political responsibility and social responsibility of central state-owned enterprises (SOEs), and it is also a key task for enhancing their fulfillment. Central SOEs should give full play to their advantages in the industry, give back to society, and take the lead to fight against poverty.

In strict accordance with the Guiding Opinions of the General Office of the State Council on the Three-year Action Plan for Winning the Battle for a Blue Sky, China Eastern continues to conduct fixed-point poverty alleviation in Shuangjiang County and Cangyuan County, Lincang City, Yunnan Province. In 2019, China Eastern implemented the Implementation Opinions of China Eastern on Promoting Targeted Poverty Alleviation (2018-2020) and comprehensively advanced fixed-point poverty alleviation.

Poverty Alleviation Performance in 2019

2019 年东航集团扶贫成效 Poverty Alleviation Performance in 2019

定点帮扶 Fixed-point poverty alleviation

临沧市双江县、沧源县提前摘帽 Supported Shuangjiang County and Cangyuan County in Yunnan Province to shake off poverty ahead of schedule

一年来，实际投入帮扶资金1,825.17 万元，引进帮扶资金253.26 万元，培养贫困县基层干部423 名，培训技术人员583 人次，完成消费扶贫（农副产品）近千万元。    Throughout the year, China Eastern invested RMB 18.2517 million in poverty alleviation, introduced RMB 2.5326 million of funds for poverty alleviation, cultivated 423 primary-level officials and 583 technicians in poverty-stricken counties, and helped sold agricultural by-products worth nearly RMB 10 million to promote poverty alleviation through consumption.

牵线全球商业合作伙伴共同扶贫。Collaborated with global business partners to promote poverty alleviation.

涉及临沧、沧源航班4,839 架次；运输旅客47.86 万人次；航线带动GDP8.6 亿元；解决就业13,065 人    Operated 4,839 flights to/from Lincang and Cangyuan; transported 478,600 passengers; helped generate GDP of RMB 860 million via the routes; provided jobs for 13,065 people

放眼全国，东航航班飞跃68 个贫困地区机场及所辐射的贫困县 China Eastern flied across 68 airports in poor regions, which reached poverty-stricken counties.

党建引领，创新机制，带动贫困人口10,689 人，成立沧源残疾人产业扶贫 China Eastern helped lift 10,689 poor people out of poverty through Party building and mechanism innovation. Moreover, China Eastern established the Cangyuan Handicapped Industrial Poverty Alleviation Demonstration Base.

“ 援建、助学双投入” 办好东航双江宏志班：” 圆梦助学” 惠及5,500 名学生 Aid project construction and education support” for “China Eastern Shuangjiang Hongzhi Class” in Shuangjiang; the “Love from China Eastern” student assistance campaign has benefited 5,500 students.

安全饮用水 Safe drinking water

Invested RMB 8.779 million to assist the construction of Cangyuan Rural Drinking Water Project, benefiting 3,862 local people

对接上海医疗资源开展义诊带教，全年开展手术57 台，带教培训382 人次，义诊患者218 人    Cooperated with medical institutions in Shanghai to carry out free medical services and clinical teaching activities. Throughout the year, 57 surgeries were operated, 382 people were trained in clinical practice, and free diagnosis and treatment were provided for 218 people.

•	Poverty Alleviation through Aviation Support

With the advantages of a state-owned airline, China Eastern bridges the mountainous areas with the country and even the world to support local economic development. We have launched flights from Kunming to Lincang and Cangyuan and optimized the route network, which shortens travel time to 50 minutes by air. In 2019, in response to local needs, we launched the Kunming-

Cangyuan flight and the regular Lincang-Kunming-Shenzhen route. Our “Poverty-alleviation air routes” boosts local tourism and helps transport quality agricultural produce from poor areas to the outside world.

“China Eastern’s fights bound to Waxiang have brought us opportunities to go to the outside world and realize our dreams!”

Yang Haodong, Party Secretary of Lincang City

•	Poverty Alleviation through Industrial Development

Talent cultivation: We organized trainings of industrial poverty alleviation for 65 third-tier officials and industrial entrepreneurs in Cangyuan County and Shuangjiang County

Consumption-driven poverty alleviation: We established the “Central SOEs+government+leading enterprises+cooperatives+farmer households” poverty alleviation mechanism in poverty-stricken areas, promoted consumption-driven poverty alleviation, and supported the development of local tea industry.

Industrial development: We coordinated with the Organization Department of local county Party committee to promote the establishment of the agricultural machinery cooperative in Nansong Village, Shuangjiang. Since the cooperative started operation, it has benefited 644 people from 160 registered poor households. Moreover, we cooperated with Shanghai Stock Exchange to carry out the Cangyuan rubber “futures+insurance” project and benefited 4,613 people from 1,155 rubber farming households (including 1,299 people from 334 registered poor households).

Chairman Liu Shaoyong and President of KLM Airlines Pieter Elbers visit the Cangyuan Handicapped Industrial Poverty Alleviation Demonstration Base—Barao National Costume Co., Ltd.

•	Poverty Alleviation through Educational Support

In 2019, China Eastern continued to pair with Beijing Hongzhi Middle School to open the “China Eastern Shuangjiang Hongzhi Class” in Shuangjiang; the Company invested RMB 8.7 million in the construction of Shuangjiang County Middle School teaching building, and launched the “Love from China Eastern” student assistance campaign to help students from registered poor households by paired employee support. Moreover, the Company integrated social resources such as AJMIDE Communications and Shanxi Securities to carry out public welfare education activities in Cangyuan County and Shuangjiang County.

General Manager Li Yangmin attends the roofing ceremony of the teaching building of Shuangjiang County No.1 Middle School, one of the aid projects of China Eastern in Shuangjiang County.

Chairman Liu Shaoyong and foreign business partners such as KLM Airlines and Air Lease Corporation (ALC) implemented poverty alleviation activities in Cangyuan.

•	Poverty Alleviation through Medical Support

In 2019, China Eastern continued the supplementary medical insurance “Family Backbone Program” among people aged between 18 and 60 from registered poor households in Shuangjiang

County and Cangyuan County, which directly benefited 47,421 impoverished people. Moreover, China Eastern cooperated with social institutions such as Xinhua Hospital affiliated to Shanghai Jiao Tong University of Medicine, Shanghai Public Health Clinical Center, and Shanghai Tenth People’s Hospital to carry out free medical services and clinical teaching activities in Cangyuan.

China Eastern cooperates with China Poverty-Alleviation Promotion of Volunteer Service to conduct the “Giving Sight to the Blind · Poverty Alleviation Program” in Cangyuan County and provide medical support for local impoverished people.

9.2 Diversity and Equal Opportunities

Diversity is critical to building a successful enterprise and creating a corporate culture full of vitality. It helps motivate the enterprise to innovate and improve efficiency. At China Eastern, a diversified staff group facilitates the Company to perceive global customers’ needs in a more individualized perspective. Ensuring equal opportunities is an important basis for China Eastern to achieve high-quality development and build a world-class airline.

In compliance with related national laws and regulations, China Eastern has formulated policies, regulations and plans that honor equality between different types of employees and groups, striving to provide equal opportunities of employment and development for all employees. We are committed to nurturing diverse and inclusive culture and building a workplace where employees with different backgrounds enjoy equal opportunities of development.

Measures for Caring for Foreign Employees and Female Employees in 2019

Key performance:

Number of Minority Employees (2017-2019)

9.3 Working Conditions and Social Security

Good working conditions and well-developed social security helps enhance employees’ sense of belonging and motivate their creativity. A harmonious employment relationship contributes to social stability. For China Eastern, employees are the major force to drive high-quality development. Providing employees with competitive working conditions and social security and enabling them to enjoy the gains of development are not only the responsibility of China Eastern, but also a driving force to help the Company achieve high-quality development in a faster and better way.

China Eastern strictly follows the Labor Law, Labor Contract Law, Social Insurance Law, Employment Promotion Law, and other related laws and regulations, and ensures that our working conditions and social security align with national laws and regulations and international labor standards. Since 2011, we have signed relevant insurance agreements with insurance companies to provide pilots with customized occupational risk insurance. Since 2014, we have launched the enterprise annuity system and enabled employees to share the gains of our reform and development.

•	A Happy China Eastern

In 2019, China Eastern innovated in the employee service model and formulated the Implementation Plan for the “Happy China Eastern” Employee Wellbeing Credit Program (Trial). This move aims to help promote the program in a faster and better way so as to improve employee wellbeing and all-round development, and further enhance their sense of gains, belonging and happiness.

•	民主管理 Democratic Management

In 2019, the staff congress reviewed and approved the Collective Contracts of China Eastern and the Special Collective Contracts for Female Employees of China Eastern, which lays a foundation for employees’ rights protection and promotes the Company’s democratic management.

9, we optimized the working mechanism for rational suggestion and drafted the Implementation Methods for Rational Suggestion Work in the New Stage and the Regulations on Innovation Experts Database, etc. Moreover, we sped up developing the new rational suggestion system and improved the new rational suggestion process.

•	员工关爱 Employee Care

China Eastern Staff Service Center implements the working mechanism of “integrated work for onestop service”. In 2019, the staff service center provided services for 2.14 million people. In the satisfaction surveys, employee general satisfaction degree reached 100%, and great satisfaction degree reached 99%.

China Eastern pays close attention to employees’ psychological health. We develop more EAP service projects to provide professional psychological health guidance, training and consultation for employees and their immediate family.

The “Ten Tasks” of most interest to employees in 2019 were implemented according to schedule. On October 26, the No. 71 T2 bus line of Shanghai was officially launched. China Eastern financed the building of a bus stop for China Eastern employees, providing commute convenience for employees.

The Company cares for employees and organizes the caring activity for employees under the theme of “Warming you in winter, cooling you in summer” every year.

On August 31, at the China Eastern operation control hall of Beijing Daxing International Airport, Liu Shaoyong,

Chairman of China Eastern and Li Yangmin, General Manager of China Eastern, connected with an on-duty flight crew via the air-ground connectivity system to explain the prospects of China Eastern in Beijing and express gratitude to China Eastern employees at Daxing Airport.

Case: China Eastern Unified Certificate Center provides one-stop certificate service for flight crew

China Eastern has established the unified certificate center to provide one-stop certificate service for flight crew, including review, application and management. A new flight crew member can obtain the certificate within 11 days instead of 20 days via the unified certificate center.

Key performance:

In 2019

•	RMB 3.56 million given away as serious illness aid for 178 employees

9.4 Training and Development

Talents are the first primary resources and the core competitiveness of an enterprise. It is vital to highly valuing employees’ development in workplace and improving the training system for cultivating creative and productive talents, which underpins the enterprise’s core competitiveness. For China Eastern, creating a premium development environment to attract, retain and cultivate high-caliber talents is a foundation for building a world-class airline.

Based on China Eastern Airlines Technology R&D Center (China Eastern R&D Center), China Eastern continuously improves the multi-tiered and diverse education and training system. The “Swallow, Wing, Flying and Eagle” backup talents training system has been established and improved, laying a solid foundation for the Company’s high-quality development. Moreover, we try to set up diverse platforms for employee growth and create several development sequences to enable employees at different posts to have explicit promotion channels. In the meanwhile, we implement the open, just and fair competitive selection mechanism. Apart from vertical promotion in the same sequence, employees in different post sequences can also be promoted to other post sequences.

In 2019, China Eastern comprehensively amended the Training Management Manual and built the instructor capability assessment model with 5 tiers from primary level to expert level. We intensified internal training and developed 89 courses in in-flight service, ground service, air defense, operation control, and other majors. Meanwhile, we conducted post drills and skill competitions in different forms, covering in-flight service, ground service, flight courseware and information, etc.; the integrated learning platform was established with livestream class, voice recognition, courseware making platform and other functions, improving our information support for training. Moreover, we formulated the Regulations of China Eastern on Internal Transfer (Version 2019) to facilitate the rational allocation of human resources while meeting employee development.

Independently developing A350 and B787 aircraft curriculum; developing the courseware of Occupational Ethics of Pilots for the training of new pilots to further enhance pilots’ safety awareness

•	Flight Personnel Training

Measures for Flight Personnel Training

•	Management Personnel Training

China Eastern has built the project management personnel training system, which covers the project management mechanism from primary level, intermediate level and to senior level. In 2019, we selected management personnel to participate in the Spark Program Lean Six Sigma (LSS) green belt training and selected project leaders and managers to attend the Rolls-Royce project management class in Singapore and in the UK. The management personnel also attended the Airbus management workshop. Through learning international operation experience from advanced enterprises such as Rolls-Royce and Airbus, our management personnel improved their international vision and management competency.

To further enhance cabin managers’ comprehensive quality and build a cabin management personnel pool, the Cabin Department coordinates with China Eastern R&D Center to hold the cabin managers “A+” training course in the on-the-job training project.

The leadership project of China Eastern R&D Center aims to cultivate applied talents, improve the professionalism of management personnel and key position personnel, and fill the gap of China Eastern and external markets in applied management training.

The Ground Service Department and China Eastern R&D Center jointly launch the ground service instructor capability enhancement camp on the theme of “Cultivating golden instructors with premium courses” to effectively improve the teaching and research capability of the ground service training team.

The China Eastern flight attendant Wu Jia’ni ranked 9th and received the Medallion for Excellence in catering service in the 45th WorldSkills Competition. She ranked 2nd among Asian contestants, the highest rank of Chinese contestants in this item.

Key performance:

In 2019

•	Investment in training：RMB 249 million

•	Training coverage：570,465 participants

•	Average number of training hours per female employee: 33.8.0 hours

•	Average number of training hours per male employee: 42 hours

9.5    Guaranteeing Special Air Transport

Civil aviation is an indispensable part of the public transport system and the contingency relief system. Guaranteeing major air transport tasks is one of the important duties of civil aviation. As a large state-owned airline, China Eastern relies on its transport experience and outstanding comprehensive strength to guarantee major air transport tasks. Meanwhile, active engagement in major air transport tasks improves our internal and external coordination as well as service innovation ability.

China Eastern has established the China Eastern leading group of national defense, contingency and major transport management to coordinate special flight management. In 2019, we made efforts to improve the contingency system and contingency relief ability.

•	Guaranteeing Aviation Support for Major Events

In 2019, China Eastern successfully guaranteed air transport service for major events such as the “Two Sessions”, the 2nd Belt and Road Forum for International Coopeartion, the 7th CISM

Military World Games, the 70th anniversary of the founding of the People’s Republic of China, and the 2nd China International Import Expo.

•	Guaranteeing Aviation Support for National Defense Mobilization

In 2019, China Eastern actively fulfilled the responsibility of guaranteeing aviation support for national defense mobilization and coordinated with the Ministry of Public Security in “Great Wall Action” to transport telecom fraud suspects”, manifesting the fulfillment as a central SOE.

China Eastern operates the special flight to support the “Great Wall Action” of the Ministry of Public Security.

•	Guaranteeing Overseas Contingency Relief

After the earthquake hit Manila, the Philippines, China Eastern sent flights to fetch 192 Chinese travelers stranded in Manila.

Key performance:

In 2019

•	75 flights operated to support special air transport missions

9.6 Engaging in Local Communities

The place where a company operates its business provides support for its development, and the business operation also has impacts on local communities. A company’s community engagement helps improve the local wellbeing and wins support from the community. With the growing route network, China Eastern has expanded its engagement in more communities for their better development, which is also a responsibility of China Eastern and the requisite for winning community support.

9.6.1 Carrying out volunteer services

Based on “Love from China Eastern” volunteer projects, the characteristics of the industry and the needs of communities, China Eastern carries out diversified projects to facilitate the development of local communities. We have successively released the “Love from China Eastern” Volunteer Activity Management, Administrative Measures for Applying for “Love from China Eastern” Volunteer Project, and Regulations on “Love from China Eastern” Registered Volunteers to promote the standardized management of volunteer activities. With years of efforts, the “Love from China Eastern” volunteer activities have covered 18 sub-categories in five categories, including community service, poverty alleviation and student subsidy, public welfare, transport service, and air transport for major natural disasters and national emergencies.

Case: Joining hands with partners to help takeaway delivery drivers back home during the Spring Festival

Due to work shifts, high transport expense and other causes, many migrant workers cannot go back home during the Spring Festival. Takeaway delivery drivers are typical representatives of the group. In order to help takeaway delivery drivers go back home during the Spring Festival, China Eastern cooperated with Credit Fly and Meituan Takeout to launch the Spring Festival Mileage Program. After Credit Fly users visit the Mileage Mini-Program and check their flight miles in the past three years, they can get some Credit Fly mileage coins, which can be changed for a free flight ticket. Every 150,000 mileage coins can exchange for a flight ticket of China Eastern for Meituan takeaway delivery drivers. A total of 19,704 people participated in the program; 9,907,000 mileage coins were collected for 66 free flight tickets one week in advance.

China Eastern cooperates with Delta Air Lines and Shanghai Qingcongquan Training Center for children with Special Needs to hold the “Love from China Eastern - Encounter with Stars” public welfare activity to care for autistic children.

China Eastern cooperates with One Foundation and Youkai Caring Association to organize left-behind children in Tai’erzhuang to join the seven-day study tour in Shanghai.

Key performance:

In 2019

•	Number of “Love from China Eastern” public welfare projects: 1,387

•	Number of employee volunteers: 34,110

•	Number of beneficiaries: 78,080

•	Total hours of volunteer services: 143,400

•	The “Love from China Eastern · Aiwan Ting Pavilion” project won the championship in the 2nd Civil Aviation Youth Volunteer Service Competition.

9.6.2 Promoting regional economic development

Civil aviation plays a significant role in driving regional development. On the one hand, it expands the upstream and downstream industrial chains and helps achieve industrial clusters and coordinated development; on the other hand, it promotes the development of regional business and trade, tourism, logistics and culture. Based on the developed route network, China Eastern provides strong support for regional economic development.

Case: Building the “Bridge in the air” between the mainland and Macao

The year 2019 marked the 20th anniversary of Macao’s return to China. Macao has closer contacts with the mainland in economy, culture and social aspects. For years, China Eastern has continuously expanded the route network between the mainland and Macao and further developed the aviation market in Macao. We have become the airline from the mainland that owns the largest transport capacity in Macao. During the recent decade, China Eastern has operated over 22,000 flights to transport over 2.66 million passengers via the Macao routes. We have built a “bridge in the air” for economic, trade and cultural exchanges between the mainland and Macao, providing strong support for Macao to be a pillar in the development of the Guangdong-Hong Kong-Macao Greater Bay Area.

China Eastern signs the memorandum of cooperation with the local government of Tibetan Autonomous Prefecture of Golog, Qinghai, to provide more support, expand and optimize the route network, and serve local economic and social development in a better and faster way.

All trainees of the 2nd edition of the Belt and Road National Media Elites Workshop, which was organized by China Daily and attended by China Eastern, visit the Company.

Nearly 200 renowned entrepreneurs and guests who attended the Tsinghua Yangtze Delta Forum conduct a field tour at the “Home of China Eastern”.

The finals of the International Table Tennis Federation (ITTF) T2 Diamond 2019 was held in Singapore. China Eastern was the only airline partner of the event.

The trainees of the Workshop for SOEs’ Senior Executives from Developing Countries, which was organized by the Ministry of Commerce and co-hosted by the International Business Officials Workshop Base of Shanghai Business School, visit China Eastern and made exchanges.

China Eastern signs the strategic cooperation framework agreement with Shanghai Municipal Administration of Culture and Tourism to facilitate Shanghai culture and tourism brands to “fly across the globe”.

9.7 Contributing to Industrial Development

The robust development of enterprises helps create a harmonious and thriving industrial ecology while a benign industrial ecology promotes the long-term development of enterprises. As a world-class airline, China Eastern is obliged to cooperate with industrial chain partners and stakeholders to share resources, draw on each other’s strengths and accomplish mutual benefits, contributing to the high-quality development of aviation industry of China and even the world.

Upholding the vision for embracing openness and cooperation for mutual benefits, China Eastern has joined hands with domestic and foreign peers in the industry to enhance exchange and cooperation in talents, technology, service and other areas. Moreover, efforts are increased to conduct strategic cooperation with outstanding peers, jointly drive the sustainable development of aviation industrial chain, ecological chain, and value chain.

China Eastern’s Engagement in Industrial Associations (partial)

•	International Aviation Transport Association (IATA)

•	IT Technology Community Steering Committee, North Asia IATA

•	Civil Aviation Maintenance Association of China

•	China Aviation Transport Association (CATA)

•	Civil Aviation Information Technology Application Chapter of China Computer Users Association

•	Shanghai Branch of Alliance of Industrial Internet, Ministry of Industry and Information Technology

10 Appendix

10.1 Performance Indicators

分类 Classification	指标名称 Indicators	单位 Unit	2017年	2018年	2019年
经济 Economy	总资产 Total assets	亿元 RMB billion	2,274.64 227.464	2,367.65 236.765	2,829.36 282.936
	总营业收入 Operating revenue	亿元 RMB billion	1,017.21 101.721	1,149.30 214.930	1,208.60 120.860
	利润总额 Total profits	亿元 RMB billion	86.20 8.620	38.67 3.867	43.02 4.302
	利息支出 Interest payment	亿元 RMB billion	39.77 3.977	45.77 4.577	58.56 5.856
	纳税总额 Total tax payment	亿元 RMB billion	94.73 9.473	84.51 8.451	74.78 7.478

合同履约率 Contract compliance rate	%	100.0	100.0	100
供应商数量 Number of suppliers	家 —

总：1,030（重述）

Total: 1,030 (restated)

浙江 12 ，云南 29

四川 11 ，山西 11

山东 137 ，江西 11

江苏 9 ，甘肃 17

北京 14 ，安徽 10

上海 650 ，上航 13

公务航 10 ，飞培公司 5 ，广东8 ，武汉17

西北17 ，中国联合航空 49

Zhejiang: 12, Yunnan: 29, Sichuan: 11, Shanxi 11, Shandong: 137, Jiangxi 11, Jiangsu: 9, Gansu: 17, Beijing: 14, Anhui: 10, Shanghai: 650, Shanghai Airlines: 13, Shanghai Airlines China Eastern Business Jet Co. Ltd.:10, Shanghai Eastern Flight Training Co.

总：1,032（重述）

Total: 1,032(restated)

中国联合航空和河北 6 ，浙江14，云南 152

四川 47 ，山西12

山东165 ，江西12

江苏12 ，甘肃13

北京25 ，安徽18

上海623 ，上航6

广东3 ，公务航12

中国联合航空31

四川16 ，武汉15

西北 20

China United Airlines Co., Ltd. and Hebei:6, Zhejiang:14, Yunnan: 152, Sichuan: 47, Shanxi 12, Shandong: 165, Jiangxi 12, Jiangsu:12, Gansu: 13, Beijing:25, Anhui:18, Shanghai:623, Shanghai Airlines:6,

总：1,109

Total: 1,109

中国联合航空和河北 6 ，浙江23

云南 62 ，四川 30

山西 20 ，山东192

江西9 ，江苏17

甘肃8 ，北京 32

安徽23，上海653

广东6 ，武汉19

西北 58 ，中国联合航空 30

飞培公司 0

西北30

China United Airlines and Hebei:6, Zhejiang:23, Yunnan: 62, Sichuan: 30, Shanxi 20, Shandong: 192, Jiangxi 9, Jiangsu:17, Gansu: 8, Beijing:32, Anhui:23, Shanghai:653, Guangdong:6, Wuhan:19, Northwest

			Ltd.:5, Guangdong: 8. Wuhan:17, Northwest China：17, China United Airlines:49	Guangdong:3, Shanghai Airlines Shanghai Eastern Flight Training Co. Ltd.:12, China United Airlines:31, Sichuan:16, Wuhan:15, Northwest China：20	China:58, China United Airlines:30, Shanghai Eastern Flight Training Co. Ltd.:30, Northwest China：30
	经销商数量 Number of dealers	家	境外 32,817 境内 3,446 Overseas: 32,817 Domestic: 3,446	境外 32,432 境内 2,457 Overseas: 32,432 Domestic: 2,457	境外 11,551 境内 3,433 Overseas: 11,551 Domestic: 3,433

运行概况 Operation Overview	飞机利用率 Utilization rate of aircrafts	小时 Hour	9.68	9.43	9.55
	飞机平均机龄 Average age of aircrafts	年 Year	5.55	5.70	6.40
	运输总周转量 Transport volume	亿吨公里 Billion ton kilometers	188.60 18.860	203.60 20.360	225.18 22.518
	旅客运输量 Passenger turnover	万人次 Million	11,081.00 110.8100	12,120.00 121.2000	13,029.76 130.297
	航线数 Number of routes	条 —	1,219	1,386	1,668
	航线目的地国	个	177	175	175

	家数 Number of destination countries/regions	—
	航线目的地数 Number of destinations	个 —	1,074	1,150	1,150
	代码共享航线数 Number of code-sharing routes	条 —	1,022	797	1,007

安全 Safety	安全飞行时间 Safe flight hours	万小时 Million hours	211.10 2.1110	220.60 2.2060	239.40 2.3940
	发生事故征候 Incidents	起 —	11	4	7
	事故征候万时率 Incident rate per ten thousand hours	%	0.052	0.018	0.041
	严重维修差错事件 Severe maintenance errors	件 —	2	1	1
	模拟机训练时	小时	137,384.0	146,700.0	155,367.3

	间 Training hours on simulators	Hour
	地面安全行驶总里程 Total mileage of ground safe operation	万公里 Million kilometers	—	354.46 3.544,6	597.54 5.975,4

服务 Service	航班正点率 Flight punctuality rate	%	71.99	80.55	82.35
	智能科技投入 Investment in smart technologies	万元 RMB million	2,349.64 23.4964	4,443.85 44.4385	4,051.79 40.5179
	空中互联机队数 Number of Fly-Fi fleets	架 —	74	82	93
	常旅客会员人数 Number of frequent flyers	万人 Million	3,336.00 33.3600	3,963.00 39.6300	4,267.83 42.6783
	旅客满意度问卷数量 Copies of passenger satisfaction	万件 —	44.00 440,000	65.60 656,000	26.16 261,600

questionnaires

旅客满意度 Passenger satisfaction	分 Point	91.30	89.35	87.68

旅客表扬信件数 Number of passenger commendation letters	件 —	16,293	13,931	11,664

旅客投诉件数 Complaints from passengers	件 —	929（涉及量） 929(relevant cases)	3,167 （受理量，统计口径变更，与往年无可比性） 3,167(handled cases, the statistical caliber is changed, so it was not comparable with the previous years)

4,100

（受理量，2019年3月15日民航局消费者事务中心开通12326热线，自4月起，全行业投诉量陡增

4,100(handled cases; on March 15, 2019, the Consumer Affairs Center of CAAC opened 12326 hotline. Since April, the number of complaints in the whole industry has increased sharply.)

旅客投诉处理率 Complaints	%	100	100	100

handling rate

旅客隐私投诉件数 Complaints about passenger privacy	件 —	367	308（其中诈骗短信271件、积分盗刷37件） 308(271 cases of text messaging scams, 37 cases of unauthorized bonus point loss)	258（其中诈骗短信229件、积分盗刷29件） 258(229 cases of text messaging scams, 29 cases of unauthorized bonus point loss)

丢失客户资料的件数 Customer data losses	件 —	0	0	0

行李不正常运输差错率 Baggage mishandling rate	千分之 Permyriad	1.854	1.713（重述） 1.713(restated)	1.702

国内自助值机率 Self check-in for domestic flights	%	71.20	78.60	70.41

国内自助值机航站覆盖率 Coverage of self check-in machines in domestic terminals	%	90.60	88.11	97.41

通程航班国内站点数量	个 —	37	37（重述） 37(restated)	75

	Domestic destinations of “Through Check-in” flights

	通程航班国际站点数量 International destinations of “Through Check-in” flights	个 —	32	32（重述） 32(restated)	60

	特殊旅客乘机人次 Number of special passengers	人次 —	251,089	127,926（虹桥与浦东机场） 127,926 (Hongqiao International Airport and Pudong International Airport)	140,768（虹桥与浦东机场） 140,768 (Hongqiao International Airport and Pudong International Airport)

环境 Environment	耗水量 Water consumption	千吨 Kiloton	4,740.00	5,142.80	4,456.01

	航空煤油使用量 Aviation fuel consumption	千吨 Kiloton	6,216.7	6,606.8	7,156.0

	人工煤气使用量 Manufactured gas consumption	千立方米 1,000 m3	0	0	0

天然气使用量 Natural gas consumption	千立方米 1,000 m3	4,773.20	6,636.60	7,801.54

汽油使用量 Gasoline consumption	千升 Kiloliter	2,345.00	2,266.40	2,368.23

柴油使用量 Diesel consumption	千升 Kiloliter	11,592.00	11,986.20	12,835.76

液化石油气使用量 LPG consumption	千立方米 1,000 m3	81.30	68.20	42.62

其他石油制品使用量 Consumption of other petroleum products	吨 Ton	276.9	344.0	413.0

用电量 Electricity consumption	千千瓦时 1,000 kWh	143,883.0	174,824.5	176,639.2

万元营业收入综合能耗 Energy consumption per RMB 10,000 of operating revenue	吨标准煤/万元 Tons of standard coal per RMB 10,000	0.90（重述） 0.90(restated)	0.96	0.88

单位运输周转油耗 Energy consumption per transport distance	吨（航油）/万公里 Tons (of aviation fuel)/10,000 kilometers	3.297	3.245	3.178

可用吨公里油耗 Fuel consumption available per ton kilometers	吨/万吨公里 Ton/10,000 ton kilometers	2.3057	2.2144	2.1506

飞行小时油耗 Fuel consumption per flight hour	吨/小时 Tons/hour	2.49	2.99	3.47

累计节油 Total fuel saving	万吨 10,000 ton	—	20.07（重述） 20.07(restated)	19.55

吨公里二氧化碳排放 Carbon dioxide emissions per ton kilometers	吨/万吨公里 Ton/10,000 ton kilometers	10.36	10.23	10.01

废水排放量 Sewage discharge	吨 Ton	4,242	4,630	4,010
按类别分无害	吨	5,302.00	总量 5,508.00	总量 46,108.23

废弃物数量 Quantity of non-hazardous waste by category	Ton		机上垃圾 1,387.00 生活垃圾 2,540.00 餐厨垃圾 1,581.00 Total :5,508.00 Cabin garbage: 1,387.00 Domestic garbage : 2,540.00 Kitchen waste : 1,581.00	机上垃圾 39,331.02 生活垃圾 5,474.73 餐厨垃圾 1,302.48 Total : 46,108.23 Cabin garbage:39,331.02 Domestic garbage : 5,474.73 Kitchen waste : 1,302.48
按类别分有害（危险）废弃物数量 Quantity of hazardous (dangerous) waste by category	吨 Ton	33.60	总量 36.50 废药品 0.50 废有机溶剂与含有机溶剂废物 10.00 废矿物油与含矿物油废物 5.00 油/水、烃/水混合物或乳化液 8 染料、涂料废物 6 有机树脂类废物 7 Total:36.50 Waste drug: 0.50 Waste organic solvents and waste containing organic solvents: 10	总量 249.74 废药品 0.17 废有机溶剂与含有机溶剂废物34.56 废矿物油与含矿物油废物 159.30 油/水、烃/水混合物或乳化液 35.33 染料、涂料废物 16.247 有机树脂类废物 2.34 含汞废物 1.67 Total :249.74 Waste drug: 0.17 Waste organic

				Waste mineral oil and waste containing mineral oil: 5.00 Oil-water and hydrocarbon-water mixtures or emulsions: 8 Waste dyes and paints: 6 Organic resin waste: 7 solvent and waste containing organic solvent: 34.56

Waste mineral oil and waste containing mineral oil 159.30

Oil-water and hydrocarbon-water mixtures or emulsions: 35.33

Waste dyes and paints: 16.247

Organic resin waste: 2.34

Waste containing Hg: 1.67

	回收电子设备数 Number of recycled electronic equipment	件 —	266	1,696	1,838
员工 Employee	员工总数 Number of employees	人 —	75,277	77,005	81,136

	员工薪酬总额 Total remuneration for employees	亿元 RMB billion	115.83（重述） 11.583 (restated)	122.36（重述） 12.236(restated)

女性员工比例 Percentage of female employees	%	39.90	39.30	39.12

高管中按性别、年龄分人数比例 Percentages of executives by gender and age group	%	女性10.3， 男性89.7； 30岁及以下0， 31-40岁4.8， 41-50岁51.0， 51岁及以上44.2 Female 10.3; Male 89.7; Below 30 years of age: 0 31-40 years of age:4.8 41-50 years of age: 51.0 Above 51 years of age: 44.2	女性 10.4， 男性 89.6； 30岁及以下 0， 31-40岁 3.9， 41-50岁 49.8， 51岁及以上46.3 Female 10.4; Male 89.6; Below 30 years of age: 0 31-40 years of age:3.9 41-50 years of age: 49.8 Above 51 years of age: 46.3	女性 11.2， 男性 88.8； 30岁及以下 0， 31-40岁 2.2， 41-50岁 49.8， 51岁及以上48.0 Female 11.2; Male 88.8; Below 30 years of age: 0 31-40 years of age:2.2 41-50 years of age: 49.8 Above 51 years of age: 48.0

少数民族员工数量 Number of minority employees	人 —	2,325	2,427	2,711

外籍员工数量 Number of foreign	人 —	1,324	1,466	1,257

employees
集体合同签订率 Collective contract signing rate	%	100	100	100

工会参加率 Membership of the Trade Union	%	97.36	94.93	97.89

按性别、年龄分新进员工数量 Number of new employees by gender and age	人	女性2,803， 男性2,795； 30岁及以下5,546， 31-50岁52， 51岁及以上0 Female: 2,803; Male: 2,795; Below 30 years of age: 5,546 31-50 years of age: 52 Above 51 years of age: 0	女性 3,132， 男性 2,765； 30岁及以下 5,833， 31-50岁 64， 51岁及以上 0 Female: 3,132; Male: 2,765; Below 30 years of age: 5,833 31-50 years of age: 64 Above 51 years of age: 0	女性2,516， 男性2,744； 30岁及以下5,135， 31-50岁125， 51岁及以上0 Female: 2,516; Male: 2,744; Below 30 years of age: 5,135 31-50 years of age: 125 Above 51 years of age: 0

劳动合同签订率 Labor contract signing rate	%	100	100	100

专业类别分布 Profession distribution	人

管理人员4,972,

专业技术人员13,904,

飞行人员6,718,

乘务人员15,067,

空保人员3,413,

销售人员4,378,

财务人员586,

地面服务及其他人员26,239

Management personnel: 4,972

Professional technicians: 13,904

Pilots: 6,718

Flight crew: 15,067

Air security guards: 3,413

Salesmen: 4,378

Financial officers: 586

Ground service personnel and others: 26,239

管理人员 3,605,

专业技术人员 14,046,

飞行人员 7,634,

乘务人员 15,829,

空保人员 4,080,

销售人员 3,978,

财务人员 544,

地面服务及其他人员 27,289

Management personnel: 3,605

Professional technicians: 14,046

Pilots: 7,634

Flight crew: 15,829

Air security guards: 4,080

Salesmen: 3,978

Financial officers: 544

Ground service personnel and others: 27,289

管理人员3,650,

专业技术人员14,837,

飞行人员8,284,

乘务人员17,430,

空保人员4,243,

销售人员4,009,

财务人员567,

地面服务及其他人员28,116

Management personnel: 3,650

Professional technicians: 14,837

Pilots: 8,284

Flight crew: 17,430

Air security guards: 4,243

Salesmen: 4,009

Financial officers: 567

Ground service personnel and others: 28,116

年龄结构分布 Age distribution	%	30岁及以下44.3, 31-40岁31.3， 41-50岁18.4, 51岁及以上6.0 Below 30 years of age: 44.3	30岁及以下 42.1, 31-40岁 32.0, 41-50岁 18.3, 51岁及以上 7.6 Below 30 years of age: 42.1	30岁及以下42.5, 31-40岁31.9, 41-50岁17.9, 51岁及以上7.7 Below 30 years of

		31-40 years of age: 31.3 41-50 years of age: 18. Above 51 years of age: 6.0	31-40 years of age: 32.0 41-50 years of age: 18.3 Above 51 years of age: 7.6	age: 42.5 31-40 years of age: 31.9 41-50 years of age: 17.9 Above 51 years of age: 7.7
学历结构分布 Educational background	%	专科及以下56.8, 本科40.8, 硕士以及上2.4 Joiner college or lower: 56.8 Bachelor degree:40.8 Master degree or higher: 2.4	专科及以下 55.3, 本科 42.0, 硕士以及上 2.7 Joiner college or lower: 55.3 Bachelor degree:42.0 Master degree or higher: 2.7	专科及以下52.2, 本科44.8, 硕士以及上3.0 Joiner college or lower: 52.2 Bachelor degree:44.8 Master degree or higher: 3.0

按主要运营地合同制员工起薪标准 Starting salary standards of main operation sites	元 RMB	上海4433元, 北京4133元, 昆明4003元, 西安3913元 Shanghai: 4,433 Beijing: 4,133 Kunming: 4,003 Xi’an :3,913	上海 4,433, 北京 4,133, 昆明 4,003, 西安 3,913 Shanghai: 4,433 Beijing: 4,133 Kunming: 4,003 Xi’an :3,913	上海5,033, 北京4,733, 昆明4,153, 西安4,063 Shanghai: 5,033 Beijing: 4,733 Kunming: 4,153 Xi’an :4,063

社会保险覆盖率 Coverage of social insurance	%	100	100	100

企业年金覆盖率 Coverage of enterprise annuity	%	93.40	87.50	90.71

员工流失率 Employee turnover rate	%

管理人员0.05,

飞行人员0.09,

乘务空保人员1.52,

专业技术人员0.53,

销售人员0.48,

其他岗位人员2.82

Management personnel :0.05

Pilots: 0.09

Flight crew and security guards: 1.52

Professional technicians: 0.53

Salesmen: 0.48

Others: 2.82

管理人员 0.04,

飞行人员 0.17,

乘务空保人员2.05,

专业技术人员 0.72,

销售人员 0.37,

其他岗位人员 4.01

Management personnel: 0.04

Pilots: 0.17

Flight crew and security guards: 2.05

Professional technicians: 0.72

Salesmen: 0.37

Others: 4.01

				按性别分： 男性2.60 女性2.63 按国籍分： 国内4.94 外籍0.29 按年龄分： 30岁及以下3.56 31-50岁1.52 50岁及以上0.15 按专业分： 管理人员0.03 飞行人员0.19 乘务空保人员2.04 专业技术人员0.55 销售人员0.41 其他岗位人员3.89 By gender: Male: 2.60 Female: 2.63

By nationality:

Domestic: 4.94

Foreign: 0.29

By age:

Below 30 years of age: 3.56

31—50 years of age: 1.52

Above 50 years of age: 0.15

By major:

Management personnel 0.03

Pilots 0.19

Flight crew and security guards: 2.04

Professional technicians: 0.55

Salesmen: 0.41

Others: 3.89

参加体检员工比例 Proportion of employees who received health examinations	%	78.4	72.1	2019年体检模式改变，体检时间更 改为2019年10月—2020年5月，2019年员工体检率将在2020年5月底进行统计 The health

				examination mode was changed in 2019, and the health examination time was changed to October 2019—May 2020. The health examination rate of employees in 2019 will be calculated by the end of May 2020

工伤数量 Work injuries	件 —	49	104	128

因工死亡人数 Work-related deaths	人 —	0	4（1起为工作期间交通事故，其他3起为工作期间突发疾病） 4 (1 traffic accident during work and 3 sudden illness during work)	1（工作期间突发疾病） 1(Sudden illness during work)
EAP咨询人次 Number of participants in EAP consultation	人次 Person-time	3,457 （包括会前宣教、心理异常识别预警技能培训、热线咨询、一对一面询） 3,457 (Including employees trained before the EAP project, employees trained in identification	3,207（包括会前教育、热线、一对一面询、危机心理干预） 3,207(Including employees trained before the EAP project, by hotline and face-to-face consultation; employees with psychological crisis	786人次（包括会前教育、热线、一对一面询、危机心理干预） 786(Including employees trained before the EAP project, by hotline and face-to-face consultation;

		and early warning of psychological abnormality, hotline and face-to-face consultation)	intervention)	employees with psychological crisis intervention)

培训总投入 Total investment in trainings	万元 RMB million	4,924.0 49.24	10,700.0 （统计范围新增培训差旅费用）. 107 (Training travel expenses are firstly included)	24,862.9 (含研发中心组织的培训) 248.629(Including trainings organized by China Eastern R&D Center)

培训参与人次 Number of training participants	人次 Person-time	345,953	571,577	570,465

人均培训时长 Training hours per employees	小时 Hour	女性20.0 男性18.9 Female: 20 Male: 18.9	女性23.7 男性22.0 Female: 23.7 Male: 22.0	女性66.0 男性61.2 Female: 66.0 Male: 61.2
接受绩效考核和职业发展考核的员工比例 Proportion of employees accepting performance appraisal and	%	—	按性别分： 女性 97.9 男性 98.8 按类别分：管理人员 96.2 普通员工 98.6 By gender: Female: 97.9	按性别分： 女性98.2 男性99.0 按类别分： 管理人员97.3 普通员工98.8 By gender: Female: 98.2

	career development appraisal			Male: 98.8 By category: Management personnel: 96.2, Ordinary employees : 98.6	Male: 99.0 By category: Management personnel: 97.3, Ordinary employees : 98.8

	歧视事件 Occurrence of discrimination	件 —	0	0	0

	困难员工帮扶投入 Financial support for disadvantaged employees	万元 RMB million	346.0 3.460	364.5 3.645	336.0 3.360

社区 The community	定点扶贫投入 Investment in fixed-pointed poverty alleviation	万元 RMB million	1,329.16 13.291,6	1,383.00 13.830,0	1,825.17 18.252,7
	特殊飞行 Special flights	架次 /	135	144	75
	注册志愿者人数 Number of registered employee volunteers	人 —	5,000	5,030	8,100
	公益活动项目	个	836	1,593	1,387

数 Number of public welfare projects	—

参与公益志愿者员工人次 Number of employees who participated in public welfare volunteering activities	人次 Person-time	59,069	24,317	34,110

公益受助人数 Number of people benefited from public welfare activities	人次 Person-time	65,733	83,917	78,080

公益活动服务时间 Public welfare service time	万小时 10,000 hours	17.09	14.88	14.34

Special Statement

This statement excluding:

•	The activity outside information reveal;

•	The position, idea, faith, object, future developing direction, and promise which stated by China Eastern.

Statement of Independence and Competence

TUV NORD Group is the world’s leader in inspection, testing and verification, operating in more than 70 countries throughout the world and providing services which includes management systems and product certification; quality, environmental, social and ethical auditing and training; environmental; social responsibility and sustainability report assurance.

TUV Asia Pacific Ltd. affirms its’ independence from China Eastern and confirms that there is no conflicts ofinterest with the organization or any of its subsidiaries and stakeholders when performing the assurance of the Report. TUV Asia Pacific Ltd. was not involved in any manner with China Eastern, when the latter was preparing the Report.

GRI内容索引 GRI Content Index

本报告符合GRI标准的“核心”方案编制而成。 This Report has been prepared in accordance with the GRI Standards: Core option

披露项目 General Disclosures	描述 Introduction	章节 Chapter	页码 Page	省略理由 Note

GRI 101：基础 2016 GRI 101: FOUNDATION 2016

GRI 101不包含任何披露 GRI 101 does not include any disclosures

GRI 102：一般披露 2016 GRI 102: GENERAL DISCLOSURES 2016

组织概况 Organizational Profile

102-1	组织名称 Name of the organization	关于东航 Company Profile

102-2	活动、品牌、产品和服务 Activities, brands, products, and services	关于东航 Company Profile

102-3	总部位置 Location of headquarters	关于东航 Company Profile

102-4	经营位置 Location of operations	关于东航 Company Profile

102-5	所有权与法律形式 Ownership and legal form	关于东航 Company Profile
102-6	服务的市场 Markets served	关于东航 Company

Profile

102-7	组织规模 Scale of the organization	关于东航 绩效数据 Company Profile Performance Indicators

102-8	关于员工和其他工作者的信息 Information on employees and other workers	绩效数据 Performance Indicators

102-9	供应链 Supply chain	绩效数据 Performance Indicators

102-10	组织与其供应链的重大改变 Significant changes to the organization and its supply chain	关于本报告 About the Report	无重大变化 No significant change

102-11	预警原则或方针 Precautionary principle or approach	风险管控 Risk Control

102-12	外部倡议 External initiatives	可持续发展专机 Chartered Flights for Sustainability

102-13	协会的成员资格 Membership of associations	贡献行业发展 Contributing to Industrial Development

战略 Strategy

102-14	高级决策者的声明	董事长致辞

	Statement from senior decision-maker	Message from the Chairman

道德和诚信 Ethics and Integrity

102-16	价值观、原则、标准和行为规范 Values, principles, standards, and norms of behavior	公司战略 可持续发展专机 Corporate Strategy Chartered Flights for Sustainability

管治 Governance

102-18	管治架构 Governance structure	公司治理 Corporate Governance

利益相关方参与 Stakeholder Engagement

102-40	利益相关方群体列表 List of stakeholder groups	利益相关方参与 Stakeholder Engagement

102-41	集体谈判协议 Collective bargaining agreements	绩效数据 Performance Indicators

102-42	识别和遴选利益相关方 Identifying and selecting stakeholders	利益相关方参与 Stakeholder Engagement

102-43	利益相关方参与方针 Approach to stakeholder engagement	利益相关方参与 Stakeholder Engagement

102-44	提出的主要议题和关切问题	利益相关方参与

	Key topics and concerns raised	Stakeholder Engagement

报告实践 Reporting Practice

102-45	合并财务报表中所涵盖的实体 Entities included in the consolidated financial statements	关于本报告 About the Report

102-46	界定报告内容和议题边界 Defining report content and topic Boundaries	关于本报告 About the Report

102-47	实质性议题列表 List of material topics	实质性议题管理 Materiality Management

102-48	信息重述 Restatements of information	部分历年数据存在校正，以本报告“绩效数据”中的最新数据为准 Some historical data have been corrected, and the latest data in “Performance Indicators” of this report shall prevail.

102-49	报告变化 Changes in reporting	东航2019年实质性议题新增“可持续价值链” We added “sustainable value chain” to material topics in 2019.

102-50	报告期 Reporting period	关于本报告 About the Report

102-51	最近报告的日期 Date of most recent report	关于本报告 About the Report

102-52	报告周期 Reporting cycle	关于本报告 About the Report

102-53	可回答报告相关的问题的联系人信息 Contact point for questions regarding the report	关于本报告 About the Report

102-54	符合 GRI 标准进行报告的声明 Claims of reporting in accordance with the GRI Standards	GRI内容索引 GRI Content Index

102-55	GRI 内容索引 GRI Content Index	GRI内容索引 GRI Content Index

102-56	外部鉴证 External assurance	审验报告 Assurance Statement

环境议题 Environmental Topics

GRI 302： 能源 2016/GRI 103：管理方法 2016 GRI 302: ENERGY 2016 / GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	开启低碳飞行 资源可持续利用 Operating Low-carbon Flights

Sustainable Utilization of Resources

103-2	管理方法与其组成部分 The management approach and its components	开启低碳飞行 资源可持续利用 Operating Low-carbon Flights Sustainable Utilization of Resources

103-3	管理方法的评估 Evaluation of the management approach	开启低碳飞行 资源可持续利用 Operating Low-carbon Flights Sustainable Utilization of Resources

302-1	组织内部的能源消耗量 Energy consumption within the organization	绩效数据 Performance Indicators

302-3	能源强度 Energy intensity	绩效数据 Performance Indicators

302-4	减少能源消耗量 Reduction of energy consumption	开启低碳飞行 Operating Low-carbon Flights

302-5	降低产品和服务的能源需求 Reductions in energy requirements of products and services	开启低碳飞行 资源可持续利用 Operating Low-carbon Flights Sustainable Utilization of Resources

GRI 305： 排放 2016/GRI 103：管理方法 2016 GRI 305: EMISSIONS 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	开启低碳飞行 Operating Low-carbon Flights

103-2	管理方法与其组成部分 The management approach and its components	开启低碳飞行 Operating Low-carbon Flights

103-3	管理方法的评估 Evaluation of the management approach	开启低碳飞行 Operating Low-carbon Flights

305-1	直接（范畴1）温室气体排放量 Direct (Scope 1) GHG emissions	绩效数据 Performance Indicators

305-4	温室气体排放强度 GHG emissions intensity	绩效数据 Performance Indicators

305-5	温室气体减排量 Reduction of GHG emissions	开启低碳飞行 Operating Low-

carbon Flights

GRI 306： 污水和废弃物2016/GRI 103：管理方法 2016 GRI 306: EFFLUENTS AND WASTE 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	守护碧水蓝天 Safeguarding Lucid Waters and Blue Sky

103-2	管理方法与其组成部分 The management approach and its components	守护碧水蓝天 Safeguarding Lucid Waters and Blue Sky

103-3	管理方法的评估 Evaluation of the management approach	守护碧水蓝天 Safeguarding Lucid Waters and Blue Sky

306-1	按水质及排放目的地分类的排水总量 Water discharge by quality and destination	守护碧水蓝天 Safeguarding Lucid Waters and Blue Sky

306-2	按类别及处理方法分类的废弃物总量 Waste by type and disposal method	守护碧水蓝天 Safeguarding Lucid Waters and Blue Sky

社会议题 Social Topics

GRI 401： 雇佣 2016/GRI 103：管理方法 2016 GRI 401: EMPLOYMENT 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明	工作条件与社会保

	Explanation of the material topic and its Boundary	护 Working Conditions and Social Security

103-2	管理方法与其组成部分 The management approach and its components	工作条件与社会保护 Working Conditions and Social Security

103-3	管理方法的评估 Evaluation of the management approach	工作条件与社会保护 Working Conditions and Social Security

401-1	新进员工和员工流动率 New employee hires and employee turnover	绩效数据 Performance Indicators

401-2	提供给全职员工（不包括临时或兼职员工）的福利 Benefits provided to full-time employees that are not provided to temporary or part-time employees”	工作条件与社会保护 Working Conditions and Social Security

GRI 403： 职业健康与安全 2016/GRI 103：管理方法 2016 GRI 403: OCCUPATIONAL HEALTH AND SAFETY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	关爱员工健康 Caring for Employee Health

103-2	管理方法与其组成部分 The management approach and its components	关爱员工健康 Caring for Employee Health

103-3	管理方法的评估 Evaluation of the management approach	关爱员工健康 Caring for Employee Health

403-2	工伤类别，工伤、职业病、损失工作日、缺勤等比率 Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	绩效数据 Performance Indicators

403-10	从事职业病高发职业或高职业病风险职业的工作者 Workers with high incidence or high risk of diseases related to their occupation	关爱员工健康 Caring for Employee Health

GRI 404： 培训与教育 2016/GRI 103：管理方法 2016 GRI 404: TRAINING AND EDUCATION 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	培训与发展 Training and Development

103-2	管理方法与其组成部分 The management approach and its components	培训与发展 Training and Development

103-3	管理方法的评估 Evaluation of the management approach	培训与发展 Training and

Development

404-1	每名员工每年接受培训的平均小时数 Average hours of training per year per employee	绩效数据 Performance Indicators

GRI 405： 多元化与平等机会 2016/GRI 103：管理方法 2016 GRI 405: DIVERSITY AND EQUAL OPPORTUNITY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	多元化与机会平等 Diversity and Equal Opportunities

103-2	管理方法与其组成部分 The management approach and its components	多元化与机会平等 Diversity and Equal Opportunities

103-3	管理方法的评估 Evaluation of the management approach	多元化与机会平等 Diversity and Equal Opportunities

405-1	管治机构与员工的多元化 Diversity of governance bodies and employees	多元化与机会平等 Diversity and Equal Opportunities

GRI 406： 反歧视 2016/GRI 103：管理方法 2016 GRI 406: NON-DISCRIMINATION 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	工作条件与社会保护 Working Conditions and Social Security

103-2	管理方法与其组成部分 The management approach and its	工作条件与社会保护

	components	Working Conditions and Social Security

103-3	管理方法的评估 Evaluation of the management approach	工作条件与社会保护 Working Conditions and Social Security

406-1	歧视事件及采取的纠正行动 Incidents of discrimination and corrective actions taken	绩效数据 Performance Indicators

GRI 408： 童工 2016/GRI 103：管理方法 2016 GRI 406: CHILD LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	工作条件与社会保护 Working Conditions and Social Security

103-2	管理方法与其组成部分 The management approach and its components	工作条件与社会保护 Working Conditions and Social Security

103-3	管理方法的评估 Evaluation of the management approach	工作条件与社会保护 Working Conditions and Social Security
408-1	具有重大童工事件风险的运营点和供应商 Operations and suppliers at significant risk for incidents of child labor		没有具有重大童工事件风 险的运营点和供应商 No operations

and suppliers at significant risk for incidents of child labor

GRI 409： 强迫或强制劳动 2016/GRI 103：管理方法 2016 GRI 409: FORCED OR COMPULSORY LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	工作条件与社会保护 Working Conditions and Social Security

103-2	管理方法与其组成部分 The management approach and its components	工作条件与社会保护 Working Conditions and Social Security

103-3	管理方法的评估 Evaluation of the management approach	工作条件与社会保护 Working Conditions and Social Security

409-1	具有强迫或强制劳动事件重大风险的运营点和供应商 Operations and suppliers at significant risk for incidents of forced or compulsory labor		没有具有强迫或强制劳动 事件重大风险的运营点和 供应商 No operations and suppliers at significant risk for incidents of forced or compulsory labor

GRI 413： 当地社区 2016/GRI 103：管理方法 2016

GRI 413: LOCAL COMMUNITIES 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明 Explanation of the material topic and its Boundary	投身精准扶贫 融入当地社区 Targeted Poverty Alleviation Engaging in Local Communities

103-2	管理方法与其组成部分 The management approach and its components	投身精准扶贫 融入当地社区 Targeted Poverty Alleviation Engaging in Local Communities

103-3	管理方法的评估 Evaluation of the management approach	投身精准扶贫 融入当地社区 Targeted Poverty Alleviation Engaging in Local Communities

413-1	有当地社区参与、影响评估和发展计划的运营点 Operations with local community engagement, impact assessments, and development programs	投身精准扶贫 融入当地社区 Targeted Poverty Alleviation Engaging in Local Communities

413-2	对当地社区有实际或潜在重大负面影响的运营点 Operations with significant actual and		无实际或潜在重大 负面影响的运营点

	potential negative impacts on local communities		No operations with significant actual and potential negative impacts on local communities

GRI 414: 供应商社会评估 2016/ GRI 103：管理方法 2016

GRI 413: SUPPLIER SOCIAL ASSESSMENT 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明Explanation of the material topic and its Boundary	可持续价值链 Sustainable Value Chain

103-2	管理方法与其组成部分 The management approach and its components	可持续价值链 Sustainable Value Chain

103-3	管理方法的评估 Evaluation of the management approach	可持续价值链 Sustainable Value Chain

414-1	使用社会标准筛选的新供应商 New suppliers that were screened using social criteria	可持续价值链 Sustainable Value Chain

GRI 416： 客户健康与安全 2016/GRI 103：管理方法 2016

GRI 416: CUSTOMER HEALTH AND SAFETY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明Explanation of the material topic and its Boundary	呵护旅客健康 Safeguarding Passenger Health

103-2	管理方法与其组成部分	呵护旅客健康

	The management approach and its components	Safeguarding Passenger Health

103-3	管理方法的评估 Evaluation of the management approach	呵护旅客健康 Safeguarding Passenger Health

416-1	对产品和服务类别的健康与安全影响的评估 Assessment of the health and safety impacts of product and service categories	呵护旅客健康 Safeguarding Passenger Health

GRI 417： 营销与标识 2016/GRI 103：管理方法 2016

GRI 417: MARKETING AND LABELING 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明Explanation of the material topic and its Boundary	保障航班正点 打造真情服务 Guaranteeing Flight Punctuality Providing Heartwarming Service

103-2	管理方法与其组成部分 The management approach and its components	保障航班正点 打造真情服务 Guaranteeing Flight Punctuality Providing Heartwarming Service

103-3	管理方法的评估	保障航班正点

	Evaluation of the management approach	打造真情服务 Guaranteeing Flight Punctuality Providing Heartwarming Service

417-2	涉及产品和服务信息与标识的违规事件 Incidents of non-compliance concerning product and service information and labeling		未发生违规事件 No incidents occurred

417-3	涉及市场营销的违规事件 Incidents of non-compliance concerning marketing communications		未发生违规事件 No incidents occurred

GRI 418： 客户隐私 2016/GRI 103：管理方法 2016

GRI 418: CUSTOMER PRIVACY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	对实质性议题及其边界的说明Explanation of the material topic and its Boundary	客户隐私保护 Customer Privacy Protection

103-2	管理方法与其组成部分 The management approach and its components	客户隐私保护 Customer Privacy Protection

103-3	管理方法的评估 Evaluation of the management approach	客户隐私保护 Customer Privacy Protection

418-1	与侵犯客户隐私和丢失客户资料有关的经证实的投诉	绩效数据 Performance

Substantiated complaints concerning breaches of customer privacy and losses of customer data	Indicators

10.2 HK-ESG Index

指标内容 Indicator		披露情况 Disclosure
A.环境 Environment
层面A1： 排放物 Aspect A1- Emissions

一般披露 General Disclosure

有关废气及温室气体排放、向水及土地的排污、有害及无害废弃物的产生等的

（a）政策；及

（b）遵守对发行人有重大影响的相关法律及规例的资料。

Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste

开启低碳飞行 守护碧水蓝天 资源可持续利用 Operating Low-carbon Flights Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources

A1.1 排放物种类及相关排放数据。 The types of emissions and respective emissions data

说明：东航日常运营过程中产生的废气基本均由航油消耗产生，其他废气种类行业内折算系数标准尚不明确

The exhaust gas generated in the daily production process of China Eastern is basically generated by aviation oil emissions. The standard of conversion coefficient for other exhaust gas types in the industry is still unclear.

A1.2

直接（范畴1）及能源间接（范畴2）温室气体排放量（以吨计算）及（如适用）密度（如以每产量单位、每项设施计算）。

Direct (category 1) and indirect (category 2) greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)

绩效数据 Performance Indicators
	A1.3 所产生有害废弃物总量（以吨计算）及（如适用）密度（如以每产量单位，每项设施计算）。	守护碧水蓝天 Safeguarding Lucid Waters and Blue Sky

Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)

	A1.4 所产生无害废弃物总量（以吨计算）及（如适用）密度（如以每产量单位，每项设施计算）。 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)	资源可持续利用 Sustainable Utilization of Resources

A1.5 描述所订立的排放量目标及为达到这些目标所采取的步骤。 Description of measures to mitigate emissions and results achieved.

说明：东航制定《打赢蓝天保卫战行动计划及任务分解表》，2018-2021 年逐步落实车辆“油改电”及 APU 替代专项工作

Note：China Eastern has formulated the Action Plan and Task Breakdown for Winning Battle Against the Blue Sky, and gradually implemented the special work of the “Oil-to-Electricity” and APU programs in 2018-2021.

	A1.6 描述处理有害及无害废弃物的方法，及描述所订立的减废目标及为达到这些目标所采取的步骤。 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	守护碧水蓝天 资源可持续利用 Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources

层面A2： 资源使用 Aspect A2-Use of Resources	一般披露项 General Disclosure 有效使用资源（包括能源、水及其他原材料）的政策。 Policies on the efficient use of resources, including energy, water and other raw materials	资源可持续利用 Sustainable Utilization of Resources
	A2.1 按类型划分的直接及/或间接能源（如电、气或油）总耗量（以千个千瓦时计算）及密度（如以每产量单位，每项设施计算）。	绩效数据 Performance Indicators

Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility)

	A2.2 总耗水量及密度(如以每产屋单位、每项设施计算）。 Water consumption in total and intensity (e.g. per unit of production volume, per facility)	绩效数据 Performance Indicators

	A2.3 描述所订立的能源使用效益目标及为达到这些目标所采取的步骤。 Description of energy use efficiency initiatives and results achieved	说明：报告期内东航暂未设立能源使用效益目标，接下来将在开展相关工作 Note: During the reporting period, China Eastern has not set up energy use efficiency initiatives, and will carry out relevant work next.

	A2.4 描述求取适用水源上可有任何问题，以及所订立的用水效益目标及为达到这些目标所采取的步骤。 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved	资源可持续利用 Sustainable Utilization of Resources

	A2.5 制成品所用包装材料的总量（以吨计算）及（如适用）每生产单位占量。 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced	说明：不适用。东航业务不涉及生产制造环节。 Not applicable. The operation of China Eastern does not involve manufacturing process.
层面A3： 环境及天然资源 Aspect A3-The Environment and Natural Resources	一般披露 General Disclosure 减低发行人对环境及天然资源造成重大影响的政策。 Policies on minimising the issuer’s significant impact on the environment and natural resources	开启低碳飞行 守护碧水蓝天 资源可持续利用 Operating Low Carbon Flights Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of

Resources

A3.1 描述业务活动对环境及天然资源的重大影响及已采取管理有关影响的行动。 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them

说明：东航遵守《中华人民共和国野生动物保护法》，禁止各类非法野生动物及其制品的运输。

Note: China Eastern abides by the Wildlife Protection Law of the People’s Republic of China and prohibits the transportation of all kinds of illegal wildlife and their products.

层面A4： 气候变化 Aspect A4- Climate Change	一般披露 General Disclosure 识别及应对已经及可能会对发行人产生影响的重大气候相关事宜的政策。 Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	开启低碳飞行 Operating Low Carbon Flights

	A4.1 描述已经及可能会对发行人产生影响的重大气候相关事宜，及应对行动。 Description of significant climate-related issues which have actual/potential impact on the issuer and actions taken to manage them	开启低碳飞行 Operating Low Carbon Flights

B.社会 Social

雇佣及劳工常规 Employment and Labor Practices
层面B1： 雇佣 Aspect B1-Employment

一般披露 General Disclosure

有关薪酬及解雇、招聘及晋升、工作时数、假期、平等机会、多元化、反歧视以及其他待遇及福利的

(a)政策；及

(b)遵守对发行人有重大影响的相关法律及规例的资料。

Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal

多元化与机会平等 工作条件与社会保护 培训与发展 Diversity and Equal Opportunities Working Conditions and Social Security Training and Development

opportunity, diversity, anti-discrimination, and other benefits and welfare

	B1.1 按性别、雇佣类型（如全职或兼职）、年龄组别及地区划分的雇佣总数。 Total workforce by gender, employment type, age group and geographical region	绩效数据 Performance Indicators

	B1.2 按性别、年龄组别及地区划分的雇员流失比率。 Employee turnover rate by gender, age group and geographical region	绩效数据 Performance Indicators

层面B2： 健康与安全 Aspect B2-Health and Safety

一般披露 General Disclosure

有关提供安全工作环境及保障雇员避免职业性危害的：

(a)政策；及

(b)遵守对发行人有重大影响的相关法律及规例的资料。

Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to providing a safe working environment and protecting employees from occupational hazards

关爱员工健康 Caring for Employee Health

	B2.1 过去三年（包括汇报年度）每年因工亡故的人数及比率。 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	绩效数据 Performance Indicators

	B2.2 因工伤损失工作日数。 Lost days due to work injury	绩效数据 Performance Indicators
	B2.3 描述所采纳的职业健康与安全措施，以及相关执行及监察方法。	严守航空安全 关爱员工健康 Securing Aviation Safety

	Description of occupational health and safety measures adopted, how they are implemented and monitored	Caring for Employee Health

层面B3： 发展及培训 Aspect B3-Development and Training	一般披露 General Disclosure 有关提升雇员履行工作职责的知识及技能的政策。描述所提供的培训活动。 Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities	培训与发展 Training and Development

	B3.1 按性别及雇员类别（如高级管理层，中级管理层等）划分的受训雇员百分比。 The percentage of employees trained by gender and employee category (e.g. senior management, middle management)	绩效数据 Performance Indicators

	B3.2 按性别及雇员类别划分，每名雇员完成受训的平均时数。 The average training hours completed per employee by gender and employee category	绩效数据 Performance Indicators

层面B4： 劳工准则 Aspect B4-Labour Standards

一般披露 General Disclosure

有关防止童工或强制劳工的

(a)政策；及

(b)遵守及对发行人有重大影响的相关法律及规例的资料。

Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to preventing child and forced labour.

工作条件与社会保护 Working Conditions and Social Security

	B4.1 描述检讨招聘惯例的措施以避免童工及强制劳工。 Description of measures to review employment practices to avoid child and forced labour.	工作条件与社会保护 Working Conditions and Social Security
	B4.2 描述在发现违规情况时消除有关情况所采取的步	说明：东航严格遵守国家法律法规，未发生过使用童工和强制劳工事件。

	骤。 Description of steps taken to eliminate such practices when discovered.	Note: China Eastern strictly abides by the national laws and regulations, and has not employed child labor or forced labor.

营运惯例 Operating Convention

层面B5： 供应链管理 Aspect B5-Supply Chain Management	一般披露 General Disclosure 管理供应链的环境及社会风险政策。 Policies on managing environmental and social risks of the supply chain	可持续价值链 Sustainable Value Chain

	B5.1 按地区划分的供货商数目。 Number of suppliers by geographical region	绩效数据 Performance Indicators

B5.2

描述有关聘用供应商的惯例，向其执行有关惯例的供应商数目，以及相关执行及监察方法。

Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored

可持续价值链 Sustainable Value Chain

	B5.3 描述有关识别供应链每个环节的环境及社会风险的惯例，以及相关执行及监察方法。 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	可持续价值链 Sustainable Value Chain

	B5.4 描述在拣选供应商时促使多用环境产品服务的惯例，以及相关执行及监察方法。 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	可持续价值链 Sustainable Value Chain

层面 B6： 产品责任 Aspect B6-Product Responsibility

一般披露 General Disclosure

有关所提供产品及服务的健康与安全、广告、标签及私隐事宜以及补救方法的

(a)政策；及

(b)遵守对发行人有重大影响的相关法律及规例的资料。

Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress

严守航空安全 呵护旅客健康 打造真情服务 智能出行体验 客户隐私保护 Securing Aviation Safety Safeguarding Passenger Health Providing Heartwarming Service Intelligent Travel Experience Customer Privacy Protection

	B6.1 已售或已运送产品总数中因安全与健康理由而须回收的百分比。 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	说明：不适用，东航业务不涉及产品生产。 Note: Not applicable, the business of China Eastern does not involve product production.

	B6.2 接获关于产品及服务的投诉数目以及应对方法。 Number of products and service related complaints received and how they are dealt with	呵护旅客健康 打造真情服务 Safeguarding Passenger Health Providing Heartwarming Service

	B6.3 描述与维护及保障知识产权有关的惯例。 Description of practices relating to observing and protecting intellectual property rights.	信息化建设 Informatization

	B6.4 描述质量检定过程及产品回收程序。 Description of quality assurance process and recall procedures.	打造真情服务 Providing Heartwarming Service
	B6.5 描述消费者资料保障及私隐政策，以及相关执行及监察方法。	客户隐私保护 Customer Privacy Protection

Description of consumer data protection and privacy policies, how they are implemented and monitored

层面B7： 反贪污 Aspect B7-Anti-corruption

一般披露 General Disclosure

有关防止贿赂、勒索、欺诈及洗黑钱的：

(a)政策；及

(b)遵守对发行人有重大影响的相关法律及规例的资料。

Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to bribery, extortion, fraud and money laundering

反腐倡廉 Anti-corruption

B7.1

于汇报期内对发行人或其雇员提出并已审结的贪污诉讼案件的数目及诉讼结果。

Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.

说明：报告期内未发生贪污诉讼案件。 During the reporting period, there were no corruption cases.

	B7.2 描述防范措施及举报程序，以及相关执行及监察方法。 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored	反腐倡廉 Anti-corruption

	B7.3 描述向董事及员工提供的反贪污培训。 Description of anti-corruption training provided to directors and staff.	反腐倡廉 Anti-corruption

社区 Community
层面B8： 社区投资 Aspect B8-Community Investment

一般披露 General Disclosure

有关以社区参与来了解营运所在社区需要和确保其业务活动会考虑社区利益的政策。

Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the

投身精准扶贫 融入当地社区 Targeted Poverty Alleviation Engaging in Local Communities

communities’s interests

B8.1 专注贡献范畴（如教育、环境事宜、劳工需求、健康、文化、体育）。 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport)	投身精准扶贫 融入当地社区 Targeted Poverty Alleviation Engaging in Local Communities

B8.2 在专注范畴所动用资源（如金钱或时间）。 Resources contributed (e.g. money or time) to the focus area	投身精准扶贫 融入当地社区 Targeted Poverty Alleviation Engaging in Local Communities

10.3 Assurance Statement

TUV Asia Pacific Ltd. (TUV NORD) has been commissioned by the management of China Eastern airlines Co.,Ltd (China Eastern for short) to carry out an independent assurance of the 2019 Corporate Social Responsibility Report (report for short).

China Eastern is responsible for the collection, analysis, aggregation and presentation of information within the Report. TUV NORD’s responsibility in performing this work (assurance of the report) is in accordance with terms of reference agreed in the scope of engagement with China Eastern. China Eastern is the intended users of this statement.

This statement is based on the assumption that the data and information provided in the report is complete andtrue. This report is the twelfth CSR report for China Eastern, and its the fifth time for China Eastern to invite TUV NORD give independent assurance.

Assurance Scope

•	The report revealed the accuracy and reliability for key performance, information and management system which happened in 2019;

•

Assurance address is in No.36, Hongxiang 3rd road, Minhang district, Shanghai, where China Eastern headquarter located. We visited some organs and functional departments of China Eastern, and we didn’t visit other branch, subordinate units or the site of projects;

•	We evaluate the collection, analysis, aggregation of the information and data;

•	Because the economic data had been audited by the third party, we won’t do double audit this time;

Assurance of the Report was done on March 16-18, 2020.

Assurance Methodology

Assurance process including following activities:

•	Review the document information which provide by China Eastern;

•	Interview the person who collected the report information;

•	View the related websites and media reports, verify the data and information through sampling method;

•	Refer to GRI Sustainability Reporting Guideline (GRI Standards) on balance, comparability, accuracy, timeliness, clarity, reliability, and give the evaluation;

•

Refer to the Hong Kong Stock Exchange’s Environmental, Social and Governance Reporting Guidelines(HK-ESG) for reporting on the importance, quantification, balance and consistency requirements, we evaluate the report;

•	Refer to AA1000AS (2008) Assurance methodology;

•	Assurance activity is based on TUV NORD CSR report assurance management procedure.

Assurance Conclusion

China Eastern Airlines Corporate Social Responsibility Report 2019 objectively reflects the China Eastern’s social responsibility work and performance achieved in 2019. The data in the report is reliable and objective. We havent found systematic or substantial errors. The report meets the disclosure requirements of the GRI Standards Core Option.

•	The structure of report is complete, the revealed information is clear, easy-understand and available;

•

Under the theme of “High-quality development for a sustainable future”, the Report has four chapters, i.e., “Flights from the Oriental”, “Flying across the Globe”, “An Eco-friendly China Eastern”, and “A Happy China Eastern”. The Report comprehensively discloses the actions and performance of China Eastern in fulfilling social responsibility in economic, social and environmental areas in 2019. Moreover, the quantitative performance indicators in previous three years are disclosed in the Report, which can generate comparable results.

•	The Report discloses complaints of onboard food and other cases, which manifests the balance of reporting content.

Suggestions for Improvement

•

Considering the “comply or explain” provisions of the ESG Reporting Guide issued by Hong Kong Stock Exchange, relevant departments should implement the principle in department management so as to disclose related performance data in next year’s report.

•	It is suggested that research should be enhanced on performance data with significant change.

Special Statement

This statement excluding:

•	The activity outside information reveal;

•	The position, idea, faith, object, future developing direction, and promise which stated by China Eastern.

Statement of Independence and Competence

TUV NORD Group is the worlds leader in inspection, testing and verification, operating in more than 70 countries throughout the world and providing services which includes management systems and product certification; quality, environmental, social and ethical auditing and training; environmental; social responsibility and sustainability report assurance.

TUV Asia Pacific Ltd. affirms its independence from China Eastern and confirms that there is no conflicts ofinterest with the organization or any of its subsidiaries and stakeholders when performing the assurance of the Report. TUV Asia Pacific Ltd. was not involved in any manner with China Eastern, when the latter was preparing the Report.

10.4 Feedback

Dear Sir/Madam

Thank you for reading the Corporate Social Responsibility Report 2019 of China Eastern Airlines Corporation Limited. To provide more valuable information, facilitate your monitoring our CSR work and improve our CSR management and practices, we sincerely welcome your opinions and suggestions.

Please scan the QR code below to give your feedback on the report, or mail it to us according to the following address:

Contact Department: Department of Corporate Culture and Brand Management of China Eastern

Tel: 021-22331435

Fax: 021-62686883

E-mail: ceanews@163.com

Address: No.36 Hongxiang 3rd Road, Minhang District, Shanghai, China (201100)